FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and  Results of Operations

(as of March 9, 2012)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)

This MD&A and the accompanying consolidated financial statements for the year ended December 31, 2011 have been prepared to reflect the adoption of International Financial Reporting Standards (“IFRS”) by the company, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated. Note 30 to the consolidated financial statements for the year ended December 31, 2011 contains a detailed description of the company’s conversion to IFRS, including a line-by-line reconciliation of its consolidated financial statements previously prepared under Canadian GAAP to those prepared under IFRS for the year ended December 31, 2010. In this MD&A the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

(3)

Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

(4)

The combined ratio is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(5)

Interest and dividends in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

(6)

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “investment expenses incurred in connection with total return swaps” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps.

(7)

Additional non-GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(8)

Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

(9)	Intercompany shareholdings are presented as ‘Investments in Fairfax affiliates’ on the segmented balance sheets and carried at cost.

(10)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

(11)

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in this MD&A. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit. Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. Prior period comparative figures have been presented on a consistent basis to give effect to the reclassifications as of January 1, 2010. For the year ended December 31, 2010, customer and broker amortization expense was included in corporate overhead within the Insurance – Northbridge ($6.0), U.S. Insurance ($3.7) and Reinsurance – OdysseyRe ($1.4) reporting segments.

Overview of Consolidated Performance

The combined ratio of the insurance and reinsurance operations was 114.2% on a consolidated basis, producing an underwriting loss of $754.4, compared to a combined ratio and underwriting loss of 103.5% and $160.5 respectively in 2010. Underwriting results in 2011 were negatively affected by $1,020.8 of pre-tax catastrophe losses (net of reinstatement premiums) which increased the combined ratio by 19.3 combined ratio points, primarily related to losses from the Japanese earthquake and tsunami, the Thailand floods, the U.S. tornadoes, the New Zealand (Christchurch) earthquake and Hurricane Irene. In 2010, pre-tax catastrophe losses (net of reinstatement premiums) totaled $331.4 which increased the combined ratio by 7.3 combined ratio points. Net premiums written by the insurance and reinsurance operations increased by 23.4% to $5,487.6 in 2011 compared to $4,446.0 in 2010 (an increase of 10.9% excluding the acquisitions of Zenith National, First Mercury and Pacific Insurance). Operating income of the insurance and reinsurance operations (excluding net gains on investments) declined from $398.9 in 2010 to an operating loss of $236.5 in 2011, primarily as a result of the higher underwriting losses.

Consolidated interest and dividend income of $705.3 decreased 0.9% from $711.5 in 2010. The year-over-year decrease was attributable to lower yields due to increased investment expenses incurred in connection with the company’s equity hedges, partially offset by a larger average investment portfolio resulting from the acquisitions completed in 2011 and 2010. Net investment gains in 2011 of $691.2 were primarily comprised of $1,278.7 of net gains on bonds, partially offset by $378.9 of net losses (primarily unrealized) related to equity and equity-related holdings after equity hedges and $233.9 of unrealized losses related to CPI-linked derivatives.

The company held $1,026.7 of cash and investments at the holding company level ($962.8 net of $63.9 of holding company short sale and derivative obligations) at December 31, 2011, compared to $1,540.7 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations) at December 31, 2010. The company’s consolidated total debt to total capital ratio increased to 26.4% at December 31, 2011 from 23.9% at December 31, 2010. At December 31, 2011, common shareholders’ equity was $7,427.9 or $364.55 per basic share compared to $7,697.9, or $376.33 per basic share, at December 31, 2010 (a decrease of 0.4% (adjusted for the $10 per common share dividend paid in the first quarter of 2011)).

Business Developments and Operating Environment

Acquisitions and changes to reporting structure

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for net consideration of $56.7 (Cdn$57.7 million). The assets and liablities and results of operations of Prime Restaurants will be included in the company’s financial

FAIRFAX FINANCIAL HOLDINGS LIMITED

reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

On January 19, 2012, the company announced that it had entered into an agreement to acquire approximately 25% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $70.0. The transaction is expected to close in March of 2012, subject to the successful conclusion of Thai Re’s previously announced rights offering and the receipt of customary regulatory approvals. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine, and life customers primarily in Thailand.

As of January 1, 2011, the company has presented the results of operations of Clearwater Insurance Company (“Clearwater Insurance”) in the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to TIG Insurance Group, Inc. (“TIG Group”). Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater Insurance is an insurance company which has been in runoff since 1999.

On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities ($119.6) of Syndicate 376. The results of operations of Syndicate 376 are included in the Runoff reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $37.8 at December 31, 2011) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance – Fairfax Asia reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation and its affiliates (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 17, 2010, TIG Insurance Company (“TIG”) completed the acquisition of all of the outstanding common shares of General Fidelity Insurance Company (“GFIC”), a property and casualty insurance company based in the United States. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”). The results of operations of GFIC and Syndicate 2112 since acquisition are included in the Runoff reporting segment.

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”) other than those common shares already owned by Fairfax and its affiliates. The results of operations of Zenith National since acquisition are included in the Insurance – U.S. reporting segment (formerly known as the U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010).

In March 2010, the company’s wholly-owned insurance company Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of operations of Fairfax Brasil are included in the Insurance and Reinsurance – Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010).

Tender offer

On June 6, 2011, the company completed a tender offer for $694.4 ($657.9 net of Zenith National’s ownership) of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes. The company recorded a charge of $104.2 in connection with the debt repurchases. On May 9, 2011, the company completed a private offering of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds after discount, commissions and expenses of $493.9. On May 25, 2011, the company completed an offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0).

Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry experienced a very challenging year in 2011 as underwriting results deteriorated sharply, investment income suffered from historically low interest rates and stock markets in the U.S. and Canada were flat to down, partially offset by opportunities in 2011 to recognize capital gains on bonds as interest rates declined. The underwriting results of the insurance industry in the U.S. and Canada reflected the increased frequency of catastrophe losses in North America and a number of significant catastrophes outside of North America (including the Japanese earthquake and tsunami, the New Zealand earthquake and Thailand flooding). Competition in the U.S. and Canada as a result of ongoing excess capacity in the insurance industry has resulted in rates remaining competitive, with rate increases for many lines of business not keeping pace with claim trends. Increased current accident year loss ratios combined with the diminishing benefits related to the recognition of favourable development on prior years’ reserves placed significant pressure on underwriting profitability in 2011, notwithstanding that in the second half of 2011, commercial property and workers’ compensation lines of business showed signs of pricing improvements. As a result of all of these factors, the 2011 industry combined ratios for commercial lines in the U.S. and Canada are expected to be approximately 108.2% and 100.0% respectively compared to 102.7% and 99.4% in 2010 respectively. The combined effect of the 2011 underwriting losses, the recognition of lower favourable development on prior years’ reserves and historically low interest rates will put significant pressure on rates to increase in 2012. The strength of the global economy will be an important driver in achieving increased rates, as rate increases are more difficult to achieve in a weak economy.

Although slightly less competitive than the direct insurance industry, the global reinsurance industry in 2011 suffered from what is expected to be the second highest year in history for insured catastrophe losses. Catastrophe losses combined with lower favourable development on prior years’ reserves and pressure on investment returns lead to an overall decline in the profitability of the global reinsurance industry in 2011. The combined ratio for the U.S. and Bermuda-based reinsurance market is expected to be approximately 104.6% in 2011 up from 92.7% in 2010. In 2012, the global reinsurance industry may be poised to benefit from insurers that, after a number of years of increasing retentions, may seek to purchase additional reinsurance for protection from significant catastrophes losses similar to those experienced in 2011 and to alleviate pressure on solvency margins which have recently been the subject of increased regulatory scrutiny.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years ended December 31, are shown in the table that follows (Other revenue comprises the revenue earned by Ridley Inc. (“Ridley”), William Ashley and Sporting Life).

		2011	2010	Canadian GAAP 2009
Net premiums earned
Insurance	– Canada (Northbridge)	1,072.2	996.6	969.2
	– U.S. (Crum & Forster and Zenith National)	1,504.6	1,000.1	781.3
	– Asia (Fairfax Asia)	204.1	155.0	116.0
Reinsurance	– OdysseyRe	2,014.7	1,885.5	1,926.9
Insurance and Reinsurance – Other		504.9	536.0	628.1
Runoff		126.4	7.4	0.5

		5,426.9	4,580.6	4,422.0
Interest and dividends		707.1	757.5	712.7
Net gains (losses) on investments		691.2	(3.0)	944.5
Excess of fair value of net assets acquired over purchase price		–	83.1	–
Other revenue		649.8	549.1	556.4

		7,475.0	5,967.3	6,635.6

Revenue in 2011 increased to $7,475.0 from $5,967.3 in 2010, reflecting growth in net premiums earned, increased net gains on investments and increased other revenue (principally at Ridley), partially offset by lower interest and dividend income. Revenue in 2010 also included the non-recurring benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC. The growth in consolidated net premiums earned in 2011 of 18.5% to $5,426.9 from $4,580.6 in 2010 principally reflected the consolidation of the net premiums earned by Zenith National (net increase year-over-year of $226.9), First Mercury ($205.4) and Pacific Insurance ($30.4), the year-over-year increases in net premiums earned by OdysseyRe ($129.2, 6.9%), Northbridge ($75.6, 7.6% including the favourable effect of foreign currency translation), Crum & Forster ($72.2, 9.9% excluding the impact of the consolidation of First Mercury) and Fairfax Asia ($18.7, 12.1% excluding the impact of the consolidation of Pacific Insurance), and $119.6 of net premiums earned by Runoff in connection with the reinsurance-to-close of Syndicate 376, partially offset by decreased net premiums earned by Insurance and Reinsurance – Other ($1.0, 0.2% excluding Advent’s non-recurring reinsurance-to-close premiums ($30.1) received in 2010).

Revenue in 2010 decreased to $5,967.3 from $6,635.6 under Canadian GAAP in 2009, principally as a result of the significant year-over-year decrease in net gains on investments and a decline in other revenue related to Ridley, partially offset by increased net premiums earned, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded in 2010 by Runoff related to the acquisition of GFIC and increased interest and dividend income. The increase in consolidated net premiums earned in 2010 of 3.6% to $ 4,580.6 from $4,422.0 under Canadian GAAP in 2009 reflected the consolidation of the net premiums earned by Zenith National and increased net premiums earned by Fairfax Asia and Northbridge, partially offset by declines in net premiums earned by Insurance and Reinsurance – Other (principally Advent and Polish Re), Crum & Forster and OdysseyRe.

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the weak economy on insured customers, the company’s insurance and reinsurance operations achieved modest growth in gross premiums written and net premiums written in 2011 as shown in the following table. Prior to giving effect to the acquisitions of Zenith National, First Mercury and Pacific Insurance and after excluding Advent’s non-recurring reinsurance-to-close premiums ($30.1) received in 2010, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 9.6% and 10.9% respectively in 2011 compared to 2010.

	2011			2010
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	6,705.5	5,487.6	5,300.5	5,527.0	4,446.0	4,573.2
Zenith National	(536.4)	(524.2)	(495.8)	(192.3)	(186.1)	(268.9)
First Mercury	(306.0)	(237.8)	(205.4)	—	—	—
Pacific Insurance	(51.9)	(34.9)	(30.4)	—	—	—
Advent reinsurance-to-close premiums	—	—	—	(30.1)	(30.1)	(30.1)

Insurance and reinsurance operations – as adjusted	5,811.2	4,690.7	4,568.9	5,304.6	4,229.8	4,274.2

Percentage change (year-over-year)	9.6%	10.9%	6.9%

The tables which follow present net premiums written by the company’s insurance and reinsurance operations in 2011 and 2010 (“as reported”) and, in order to better compare 2011 and 2010, the same excluding companies acquired in 2011 and 2010 (First Mercury, Pacific Insurance and Zenith National) and Advent’s non-recurring $30.1 reinsurance-to-close premiums received in 2010 (“as adjusted”). The “as adjusted” table shows year-over-year increases of net premiums written of 10.9% in 2011.

Net premiums written – as reported

		2011	2010	% change year-over- year
Insurance	– Canada (Northbridge)	1,098.5	985.0	11.5%
	– U.S. (Crum & Forster and Zenith National)	1,601.1	919.5	74.1%
	– Asia (Fairfax Asia)	213.7	157.4	35.8%
Reinsurance	– OdysseyRe	2,089.7	1,853.6	12.7%
Insurance and Reinsurance – Other		484.6	530.5	(8.7)%

Insurance and reinsurance operations		5,487.6	4,446.0	23.4%

Net premiums written – as adjusted

		2011	2010	% change year-over- year
Insurance	– Canada (Northbridge)	1,098.5	985.0	11.5%
	– U.S. (Crum & Forster)	839.1	733.4	14.4%
	– Asia (Fairfax Asia)	178.8	157.4	13.6%
Reinsurance	– OdysseyRe	2,089.7	1,853.6	12.7%
Insurance and Reinsurance – Other		484.6	500.4	(3.2)%

Insurance and reinsurance operations		4,690.7	4,229.8	10.9%

The increase in Northbridge’s net premiums written of 11.5% (7.1% in Canadian dollar terms) in 2011 compared to 2010 primarily reflected a reduction in its participation on an inter-group quota share reinsurance contract with Group Re and also reflected nominal improvements in levels of new business, retentions of existing business and pricing. Net premiums written by U.S. Insurance (excluding First Mercury) increased by 14.4% on a year-over-year basis in 2011 comprised of growth of 14.4% and 22.3% at Crum & Forster and Zenith National respectively. The calculation of the year-over-year growth in net premiums written of 22.3% in 2011 by Zenith National includes the portion of the period in 2010 prior to its acquisition by Fairfax which is not reflected in the table above. The increase in net premiums written by Crum & Forster reflected growth in its specialty lines of business, primarily at its Seneca and AMC/Fairmont divisions including in its accident and health line of business. The increase in net premiums written by Zenith National reflected its ability to write new business and retain existing customers at

FAIRFAX FINANCIAL HOLDINGS LIMITED

higher prices as the economic and competitive environment continues to change for workers’ compensation business. Net premiums written by Fairfax Asia (excluding Pacific Insurance) increased by 13.6% in 2011 compared to 2010, primarily as a result of increased writings of property and commercial automobile business, the favourable effect of foreign currency translation at First Capital and increased retentions of gross premiums written. OdysseyRe’s net premiums written increased by 12.7% in 2011 compared to 2010, primarily reflecting increased writings across many of OdysseyRe’s lines of business (including property, crop, marine and tribal lines of business), reinstatement premiums related to the Japan earthquake and tsunami and the impact of the timing of the renewal of certain professional liability policies. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 3.2% in 2011 compared to 2010 primarily as a result of the reduction in participation by Group Re on the inter-group quota share reinsurance contract discussed above in connection with Northbridge, reinstatement premiums paid by Advent related to certain of the 2011 catastrophe losses and the cost of purchasing excess of loss reinsurance for the start-up operations of Fairfax Brasil, partially offset by growth in net premiums written by Polish Re and Fairfax Brasil. Consolidated gross premiums written, net premiums written and net premiums earned in 2011 also included $119.6 of premiums received by Runoff in connection with the reinsurance-to-close of Syndicate 376.

Consolidated interest and dividend income of $705.3 decreased 0.9% from $711.5 in 2010. Prior to giving effect to the year-over-year impact of the consolidation of Zenith National, GFIC, First Mercury and Pacific Insurance, consolidated interest and dividend income of $628.9 in 2011 decreased by 6.9% from $675.5 in 2010 with the decrease primarily attributable to lower yields due to increased investment expenses incurred in connection with total return swaps (total return swap investment expense was $140.3 in 2011 compared to $86.1 in 2010), partially offset by a modest increase in interest and dividend income earned. The consolidated share of profit of associates was $1.8 in 2011 compared to $46.0 in 2010, with the decrease principally related to the year-over-year increase of $55.6 in the company’s share of the losses of ICICI Lombard which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool.

Net gains on investments of $691.2 in 2011 (net losses on investments of $3.0 in 2010) were comprised as shown in the following table:

	2011	2010
Common stocks	(774.8)	577.3
Preferred stocks – convertible	(5.2)	(18.6)
Bonds – convertible	23.5	88.1
Gain on disposition of associate	7.0	77.9
Other equity derivatives	(43.3)	180.7

Equity and equity-related holdings	(792.8)	905.4
Economic equity hedges	413.9	(936.6)

Equity and equity-related holdings after equity hedges	(378.9)	(31.2)
Bonds	1,278.7	75.7
Preferred stocks	(1.9)	6.8
CPI-linked derivatives	(233.9)	28.1
Other derivatives	49.4	2.9
Foreign currency	(34.4)	(107.7)
Other	12.2	22.4

Net gains (losses) on investments	691.2	(3.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	753.1	(14.7)
U.S. states and municipalities	642.7	(199.3)
Corporate and other	(117.1)	289.7

	1,278.7	75.7

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. In 2011, the company’s equity and equity-related holdings after equity hedges produced a net loss of $378.9 (2010 – $31.2) despite the notional amount of the company’s economic equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings (economic equity hedges represented 104.6% of the company’s equity and equity-related holdings ($6,822.7) at December 31, 2011). In 2011, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index (decreased 5.5% in 2011), the S&P 500 index (decreased nominally in 2011) and certain individual equity securities (decreased by 12.6% on a weighted average basis in 2011). The majority of the net loss in 2011 of $378.9 related to the company’s equity and equity-related holdings after equity hedges is unrealized and it is the company’s expectation that over the long term and consistent with its historical investment performance, the company’s equity and equity-related holdings will outperform the broader equity indexes, with the result that the net loss related to the company’s and equity-related holdings after equity hedges recorded in 2011 (or a portion thereof) will reverse in future periods. Refer to the analysis in note 24 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s consolidated financial statements for the year ended December 31, 2011 for a discussion of the company’s economic hedge of equity price risk and related basis risk and to the tabular analysis in the Investment section in this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds in 2011 of $1,278.7 (2010 – $75.7) included net realized gains of $270.9 (2010 – $71.2) on U.S. treasury bonds with the remainder primarily comprised of net mark-to-market gains on U.S. treasury and U.S. state and municipal bonds, reflecting the impact of declining interest rates during 2011 on the company’s fixed income portfolio. The company’s investment in CPI-linked derivative contracts produced an unrealized loss of $233.9 in 2011 (2010 – $28.1 unrealized gain) primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

As presented in note 25 to the consolidated financial statements for the year ended December 31, 2011, on the basis of geographic segments, the United States, International, Canada and Far East accounted for 48.3%, 22.7%, 21.9% and 7.1% respectively of net premiums earned in 2011 compared with 48.5%, 19.7%, 25.6%, and 6.2% respectively in 2010. Net premiums earned in 2011 compared with 2010 increased in the International (36.7%), Far East (34.2%), United States (18.1%) and Canada (1.4% – measured in U.S. dollars) geographical segments. International net premiums earned in 2011 increased by $330.8 on a year-over-year basis, primarily reflecting increases at Insurance and Reinsurance – Other (primarily as a result of growth in the casualty and property lines of business at Polish Re and Fairfax Brasil and growth in the specialty lines of business at Group Re and Advent), $119.6 of net premiums earned by Runoff related to the reinsurance-to-close of Syndicate 376 and growth in OdysseyRe’s property reinsurance business. Net premiums earned in 2011 in the Far East increased by $97.8 on a year-over-year basis, primarily reflecting growth in OdysseyRe’s property and marine lines of business and increased writings of property and commercial automobile lines of business and the consolidation of the net premiums earned by Pacific Insurance at Fairfax Asia. Net premiums earned in the United States in 2011 increased by $401.5 on a year-over-year basis, primarily reflecting the consolidation of the net premiums earned by First Mercury in 2011 and the year-over-year impact of the consolidation of the net premiums earned by Zenith National combined with modest growth in specialty lines of business at Crum and Forster and workers’ compensation business at Zenith National and Crum & Forster, partially offset by decreased net premiums earned by OdysseyRe’s casualty reinsurance business and by Advent (related to the reinsurance-to-close premiums ($30.1) received in 2010 which did not recur in 2011 and the non-renewal of certain insurance business where rates were considered inadequate). Net premiums earned in Canada in 2011 increased by $16.2 on a year-over-year basis, reflecting the favourable impact of foreign currency translation at Northbridge and Group Re (CRC Re) and a reduction in Northbridge’s participation on an inter-group quota share reinsurance contract with Group Re. As a consequence of Northbridge’s reduction in its participation on this inter-group quota share reinsurance contract, net premiums earned by Group Re in Canada decreased significantly.

Other revenue of $649.8 (2010 –$549.1) in 2011 principally represented the revenue of Ridley of $635.0 (2010 – $549.1). The remaining other revenue related to William Ashley and Sporting Life.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2011, 2010 and 2009. In that table, interest and dividends and net gains (losses) on investments in the consolidated statements of earnings are broken out so that these items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

		2011	2010	Canadian GAAP 2009(1)
Combined ratios
Insurance	– Canada (Northbridge)	102.8%	106.9%	105.3%
	– U.S. (Crum & Forster and Zenith National)	114.3%	116.5%	104.1%
	– Asia (Fairfax Asia)	83.2%	89.3%	82.6%
Reinsurance	– OdysseyRe	116.7%	95.0%	93.6%
	Insurance and Reinsurance – Other	140.9%	107.2%	98.1%

	Consolidated	114.2%	103.5%	98.4%

	Sources of net earnings
	Underwriting
Insurance	– Canada (Northbridge)	(30.2)	(68.3)	(51.7)
	– U.S. (Crum & Forster and Zenith National)	(215.9)	(165.5)	(32.0)
	– Asia (Fairfax Asia)	34.4	16.6	20.2
Reinsurance	– OdysseyRe	(336.0)	95.1	122.7
	Insurance and Reinsurance – Other	(206.7)	(38.4)	11.9

	Underwriting profit (loss)	(754.4)	(160.5)	71.1
	Interest and dividends – insurance and reinsurance	517.9	559.4	516.7

	Operating income (loss)	(236.5)	398.9	587.8
	Net gains (losses) on investments – insurance and reinsurance	204.6	(8.3)	599.0
	(Loss) gain on repurchase of long term debt	(104.2)	(2.3)	9.0
	Runoff(2)	360.5	135.5	82.1
	Other	13.3	10.4	12.4
	Interest expense	(214.0)	(195.5)	(166.3)
	Corporate overhead and other	(32.4)	(187.6)	81.6

	Pre-tax income (loss)	(8.7)	151.1	1,205.6
	Income taxes	56.5	186.9	(214.9)

	Net earnings	47.8	338.0	990.7

	Attributable to:
	Shareholders of Fairfax	45.1	335.8	856.8
	Non-controlling interests	2.7	2.2	133.9

		47.8	338.0	990.7

	Net earnings (loss) per share	$(0.31)	$14.90	$43.99
	Net earnings (loss) per diluted share	$(0.31)	$14.82	$43.75
	Cash dividends paid per share	$10.00	$10.00	$8.00

(1)	The underwriting and operating results as presented in 2009 under Canadian GAAP were reclassified to conform with the current year’s presentation.
(2)

The Runoff segment in 2010 includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 23 to the company’s consolidated financial statements for the year ended December 31, 2011.

In 2011, the company’s insurance and reinsurance operations reported an underwriting loss of $754.4 and a combined ratio of 114.2% compared to an underwriting loss of $160.5 and a combined ratio of 103.5% in 2010. The following table presents the components of the company’s combined ratios for the years ended December 31, 2011 and 2010:

	2011	2010
Underwriting profit (loss)	(754.4)	(160.5)

Loss & LAE – accident year	84.8%	73.6%
Commissions	15.0%	15.4%
Underwriting expense	16.1%	16.2%

Combined ratio – accident year	115.9%	105.2%
Net favourable development	(1.7)%	(1.7)%

Combined ratio – calendar year	114.2%	103.5%

The underwriting results of the company’s insurance and reinsurance operations in 2011 included 19.3 combined ratio points ($1,020.8 net of reinstatement premiums) of current period catastrophe losses which primarily impacted the underwriting results of OdysseyRe ($734.8 in 2011 compared to $217.8 in 2010) and the Insurance and Reinsurance – Other ($247.7 in 2011 compared to $89.4 in 2010) reporting segment. The underwriting results in 2010 also included 0.8 of a combined ratio point ($36.8 net of reinstatement premiums) related to the impact of the Deepwater Horizon loss. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting profit (loss) of the company for the years ended December 31, 2011 and 2010 were comprised as follows:

	2011			2010
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Thailand floods	201.7	3.8		—	—
Japan earthquake and tsunami	470.2	8.8		—	—
New Zealand (Christchurch) earthquake	62.8	1.2		—	—
U.S. tornados	70.0	1.3		—	—
Denmark floods	26.9	0.5		—	—
Australian storms and Cyclone Yasi	26.5	0.5		—	—
Hurricane Irene	31.3	0.6		—	—
New Zealand earthquake	—	—		19.9	0.4
Chilean earthquake	—	—		137.2	3.0
Other	131.4	2.6		174.3	3.9

	1,020.8	19.3	points	331.4	7.3	points

(1)	Net of reinstatement premiums.

The underwriting results of the company’s insurance and reinsurance operations included 1.7 combined ratio points ($89.4) of net favourable development of prior years’ reserves in 2011 primarily related to net favourable development of prior years’ reserves at OdysseyRe, Northbridge, Advent and Fairfax Asia, partially offset by net adverse development of prior years’ reserves at Crum & Forster and Zenith National. The underwriting results of the company’s insurance and reinsurance operations included 1.7 combined ratio points ($76.0) of net favourable development of prior years’ reserves in 2010, primarily related to net favourable development of prior years’ reserves at OdysseyRe, Advent, Fairfax Asia and Northbridge, partially offset by net adverse development of prior years’ reserves at Zenith National, Crum & Forster and Group Re.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $42.5 increase in 2011 operating expenses compared to 2010 (after excluding the year-over-year impact of the consolidation of the operating expenses of Zenith National, First Mercury, Pacific Insurance and GFIC of $85.7, $39.4, $6.4 and $0.8 respectively) primarily related to non-recurring personnel costs in 2011 at Northbridge, Zenith National and Advent, increased

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax corporate overhead (principally legal expenses, partially offset by a non-recurring recovery of a corporate reinsurance recoverable in 2010 which was fully provided for in a prior period), restructuring costs at Northbridge in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance) and restructuring costs at Crum & Forster related to the integration of First Mercury, partially offset by decreased compensation costs at OdysseyRe (consistent with decreased underwriting profitability year-over-year) and at Northbridge (including the year-over-year impact of lower headcount and the curtailment of certain post retirement benefits) and decreased provisions for uncollectible reinsurance recoverable balances on paid losses at Runoff.

Other expenses of $740.7 (2010 – $541.0) in 2011 included the operating and other costs of Ridley of $619.7 (2010 – $538.7) and net losses related to repurchases of long term debt of $104.2 (2010 – $2.3). The remaining other expenses related to William Ashley and Sporting Life.

In 2011, the company reported net earnings attributable to shareholders of Fairfax of $45.1 ($0.31 net loss per basic and diluted share) compared to net earnings attributable to shareholders of Fairfax of $335.8 ($14.90 per basic share, $14.82 per diluted share) in 2010. The decrease in net earnings attributable to shareholders of Fairfax in 2011 compared to 2010 primarily reflected the significant catastrophe losses incurred in 2011 which contributed to the increased underwriting loss year-over-year, the decreased recovery of income taxes, the loss of $104.2 in 2011 related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes, decreased interest and dividend income, increased holding company and subsidiary company corporate overhead expenses and increased interest expense, partially offset by a significant year-over-year increase in net gains on investments and an improvement in the operating loss included in the Runoff reporting segment. Net earnings attributable to shareholders of Fairfax in 2010 also included the non-recurring benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in 2010 related to the acquisition of GFIC.

In 2010, the company reported net earnings attributable to shareholders of Fairfax of $335.8 ($14.90 per basic share, $14.82 per diluted share) compared to $856.8 ($43.99 per basic share, $43.75 per diluted share) under Canadian GAAP in 2009. The year-over-year decrease in net earnings primarily reflected decreased net gains on investments, the significant underwriting losses resulting from the Chilean earthquake, the Deepwater Horizon loss and other attritional catastrophes and increased interest expense, partially offset by the benefit attributable to the corporate income tax recovery in 2010, the reduction in net earnings attributable to non-controlling interests following the privatization of Northbridge and OdysseyRe during 2009, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in 2010 related to the acquisition of GFIC, increased interest and dividend income and the reduced Runoff operating loss.

Common shareholders’ equity decreased in 2011 primarily as a result of the company’s payments of dividends on its common and preferred shares ($257.4), the actuarial losses on defined benefit plans ($22.5) recognized in retained earnings and the effect of decreased accumulated other comprehensive income (a decrease of $14.6 in 2011, primarily reflecting a net decrease in foreign currency translation), partially offset by net earnings attributable to shareholders of Fairfax ($45.1). Common shareholders’ equity at December 31, 2011 was $7,427.9 or $364.55 per basic share compared to $376.33 per basic share at December 31, 2010, representing a decrease per basic share in 2011 of 3.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or a decrease of 0.4% adjusted to include that dividend). The adoption of IFRS reduced book value per basic share at December 31, 2010 by $3.13 from book value per basic share of $379.46 previously reported under Canadian GAAP to $376.33 reported in accordance with IFRS.

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2011 and 2010. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re.

Year ended December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing Operations	Runoff	Other	Inter- company	Corporate & Other	Consolidated
Gross premiums written	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	122.0	–	(84.0)	–	6,743.5

Net premiums written	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	120.3	–	–	–	5,607.9

Net premiums earned	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	126.4	–	–	–	5,426.9

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)
Interest and dividends	100.2	124.9	(13.7)	259.1	47.4	517.9	–	–	–	–	517.9

Operating income (loss) before:	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	–	–	–	–	(236.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	–	–	592.7
Loss on repurchase of long term debt	–	(56.5)	–	(6.1)	–	(62.6)	–	–	–	(41.6)	(104.2)
Runoff	–	–	–	–	–	–	(27.6)	–	–	–	(27.6)
Other	–	–	–	–	–	–	–	13.3	–	–	13.3
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	–	(152.7)	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	–	62.6	(32.4)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	–	(131.7)	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

Year ended December 31, 2010
	Insurance			Reinsurance	Insurance and Reinsurance
								Other (animal nutrition)
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing Operations	Runoff		Inter- company	Corporate & Other	Consolidated
Gross premiums written	1,299.9	1,078.3	353.2	2,167.6	628.0	5,527.0	2.5	–	(166.6)	–	5,362.9

Net premiums written	985.0	919.5	157.4	1,853.6	530.5	4,446.0	3.0	–	–	–	4,449.0

Net premiums earned	996.6	1,000.1	155.0	1,885.5	536.0	4,573.2	7.4	–	–	–	4,580.6

Underwriting profit (loss)	(68.3)	(165.5)	16.6	95.1	(38.4)	(160.5)	–	–	–	–	(160.5)
Interest and dividends	126.2	100.9	38.8	248.5	45.0	559.4	–	–	–	–	559.4

Operating income (loss) before:	57.9	(64.6)	55.4	343.6	6.6	398.9	–	–	–	–	398.9
Net gains (losses) on investments	94.0	(49.2)	(14.2)	(109.7)	70.8	(8.3)	120.5	–	–	–	112.2
Loss on repurchase of long term debt	–	–	–	–	–	–	–	–	–	(2.3)	(2.3)
Runoff(1)	–	–	–	–	–	–	15.0	–	–	–	15.0
Other (animal nutrition)	–	–	–	–	–	–	–	10.4	–	–	10.4
Interest expense	–	(30.8)	–	(30.5)	(4.5)	(65.8)	(3.2)	(0.6)	–	(125.9)	(195.5)
Corporate overhead and other	(21.4)	(11.4)	(2.4)	(32.7)	(3.1)	(71.0)	–	–	–	(116.6)	(187.6)

Pre-tax income (loss)	130.5	(156.0)	38.8	170.7	69.8	253.8	132.3	9.8	–	(244.8)	151.1
Income taxes											186.9

Net earnings											338.0

Attributable to:
Shareholders of Fairfax											335.8
Non-controlling interests											2.2

											338.0

(1)

The Runoff segment includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 23 to the company’s consolidated financial statements for the year ended December 31, 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2011 and 2010 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major reporting segments. The segmented balance sheets have been prepared on the following basis:

(a)

The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing) and is prepared in accordance with IFRS and Fairfax’s accounting policies. Accordingly, these segmented balance sheets differ from those published by Crum & Forster, Zenith National and OdysseyRe primarily due to differences between IFRS and US GAAP. The segmented balance sheets of Northbridge, Crum & Forster, Zenith National, Fairfax Asia, OdysseyRe, Advent, Polish Re, Runoff and Other (Ridley) also include purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)

Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)

Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,241.9 as at December 31, 2011 ($1,659.9 at December 31, 2010) consisted of Fairfax debt of $2,080.6 ($1,498.1 at December 31, 2010) and other long term obligations, comprised of the purchase consideration payable of $152.2 ($158.6 at December 31, 2010) related to the TRG acquisition, TIG trust preferred securities of $9.1 ($9.1 at December 31, 2010) and includes the elimination of nil ($5.9 at December 31, 2010) primarily related to the OdysseyRe unsecured senior notes which were owned in Zenith National’s investment portfolio prior to being acquired by Fairfax (refer to note 15 to the consolidated financial statements for the year ended December 31, 2011).

Segmented Balance Sheet as at December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate & Other	Consolidated
Assets
Holding company cash and investments	14.3	21.1	–	167.0	–	202.4	–	–	824.3	1,026.7
Insurance contract receivables	311.3	391.3	84.7	701.1	191.8	1,680.2	62.2	–	(7.0)	1,735.4
Portfolio investments	3,250.1	5,004.7	809.2	8,099.8	1,609.6	18,773.4	4,299.3	6.6	386.7	23,466.0
Deferred premium acquisition costs	110.2	97.3	21.9	159.5	41.0	429.9	–	–	(14.0)	415.9
Recoverable from reinsurers	957.4	1,628.1	387.7	969.1	224.4	4,166.7	1,271.8	–	(1,240.4)	4,198.1
Deferred income taxes	62.2	165.1	–	230.1	28.6	486.0	16.9	–	125.3	628.2
Goodwill and intangible assets	222.5	635.7	29.9	158.2	16.7	1,063.0	0.2	46.3	5.7	1,115.2
Due from affiliates	208.2	19.0	5.1	6.5	21.6	260.4	80.8	–	(341.2)	–
Other assets	153.9	189.4	32.9	108.9	29.5	514.6	68.6	214.1	24.1	821.4
Investments in Fairfax affiliates	34.0	133.9	–	181.4	71.1	420.4	286.8	–	(707.2)	–

Total assets	5,324.1	8,285.6	1,371.4	10,781.6	2,234.3	27,997.0	6,086.6	267.0	(943.7)	33,406.9

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	1.0	–	1.0
Accounts payable and accrued liabilities	239.7	290.0	193.8	471.7	119.6	1,314.8	145.3	84.6	111.5	1,656.2
Income taxes payable	–	–	10.8	3.2	0.1	14.1	3.3	1.6	2.4	21.4
Short sale and derivative obligations	15.1	6.4	4.8	81.9	2.0	110.2	1.3	–	58.7	170.2
Due to affiliates	0.1	26.8	0.4	0.7	3.4	31.4	4.3	16.5	(52.2)	–
Funds withheld payable to reinsurers	8.0	318.1	43.7	29.0	0.1	398.9	24.0	–	(10.3)	412.6
Provision for losses and loss adjustment expenses	2,820.8	4,301.4	470.3	5,557.2	1,214.5	14,364.2	4,051.3	–	(1,183.3)	17,232.2
Provision for unearned premiums	686.0	692.7	187.3	739.5	216.2	2,521.7	25.6	–	(60.0)	2,487.3
Deferred income taxes	–	26.1	1.9	–	0.6	28.6	–	14.2	(42.8)	–
Long term debt	–	85.0	–	444.8	92.6	622.4	152.7	0.5	2,241.9	3,017.5

Total liabilities	3,769.7	5,746.5	913.0	7,328.0	1,649.1	19,406.3	4,407.8	118.4	1,065.9	24,998.4

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,554.4	2,539.1	452.9	3,453.6	585.2	8,585.2	1,678.8	148.6	(2,050.0)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	–	40.4	45.9

Total equity	1,554.4	2,539.1	458.4	3,453.6	585.2	8,590.7	1,678.8	148.6	(2,009.6)	8,408.5

Total liabilities and total equity	5,324.1	8,285.6	1,371.4	10,781.6	2,234.3	27,997.0	6,086.6	267.0	(943.7)	33,406.9

Capital
Debt	–	85.0	–	444.8	92.6	622.4	152.7	1.5	2,241.9	3,018.5
Investments in Fairfax affiliates	34.0	133.9	–	181.4	71.1	420.4	286.8	–	(707.2)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,520.4	2,405.2	452.9	3,272.2	514.1	8,164.8	1,392.0	148.6	(1,342.8)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	40.4	–	45.9

Total capital	1,554.4	2,624.1	458.4	3,898.4	677.8	9,213.1	1,831.5	190.5	191.9	11,427.0

% of total capital	13.6%	23.0%	4.0%	34.1%	5.9%	80.6%	16.0%	1.7%	1.7%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2010

	Insurance			Reinsurance	Insurance and Reinsurance
								Other (animal nutrition)
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff		Corporate & Other	Consolidated
Assets
Holding company cash and investments	36.6	13.5	–	39.9	–	90.0	–	–	1,450.7	1,540.7
Insurance contract receivables	335.4	294.8	66.8	571.1	131.0	1,399.1	78.9	–	(1.4)	1,476.6
Portfolio investments	3,301.6	4,491.4	693.2	7,671.4	1,742.1	17,899.7	3,729.4	1.1	346.0	21,976.2
Deferred premium acquisition costs	125.0	53.9	16.1	136.3	50.8	382.1	–	–	(25.1)	357.0
Recoverable from reinsurers	1,118.7	1,024.1	278.5	808.9	137.3	3,367.5	1,285.2	–	(895.7)	3,757.0
Deferred income taxes	27.0	91.6	–	163.3	35.0	316.9	71.0	10.0	92.6	490.5
Goodwill and intangible assets	233.7	511.1	5.5	156.0	18.4	924.7	–	21.9	2.5	949.1
Due from affiliates	235.5	–	1.7	192.5	0.1	429.8	17.7	–	(447.5)	–
Other assets	188.5	174.3	28.0	169.0	26.6	586.4	80.4	158.5	75.7	901.0
Investments in Fairfax affiliates	34.8	133.9	–	181.4	72.9	423.0	286.8	–	(709.8)	–

Total assets	5,636.8	6,788.6	1,089.8	10,089.8	2,214.2	25,819.2	5,549.4	191.5	(112.0)	31,448.1

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	2.2	–	2.2
Accounts payable and accrued liabilities	230.3	193.1	148.2	318.1	72.8	962.5	195.4	56.2	49.0	1,263.1
Income taxes payable	–	–	8.6	21.5	0.4	30.5	2.0	0.3	(1.1)	31.7
Short sale and derivative obligations	41.5	4.1	10.1	99.8	–	155.5	–	0.2	61.2	216.9
Due to affiliates	–	3.9	–	–	0.5	4.4	–	–	(4.4)	–
Funds withheld payable to reinsurers	12.6	266.1	37.9	38.3	–	354.9	25.3	–	(17.0)	363.2
Provision for losses and loss adjustment expenses	2,936.5	3,562.5	347.6	5,040.0	1,134.9	13,021.5	3,779.2	–	(751.4)	16,049.3
Provision for unearned premiums	718.7	457.5	137.6	662.8	212.1	2,188.7	27.0	–	(94.8)	2,120.9
Deferred income taxes	–	8.4	2.6	–	0.3	11.3	–	22.4	(33.7)	–
Long term debt	–	344.4	–	485.2	93.0	922.6	143.8	0.6	1,659.9	2,726.9

Total liabilities	3,939.6	4,840.0	692.6	6,665.7	1,514.0	17,651.9	4,172.7	81.9	867.7	22,774.2

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,697.2	1,948.6	392.4	3,424.1	700.2	8,162.5	1,376.7	109.6	(1,016.2)	8,632.6
Non-controlling interests	–	–	4.8	–	–	4.8	–	–	36.5	41.3

Total equity	1,697.2	1,948.6	397.2	3,424.1	700.2	8,167.3	1,376.7	109.6	(979.7)	8,673.9

Total liabilities and total equity	5,636.8	6,788.6	1,089.8	10,089.8	2,214.2	25,819.2	5,549.4	191.5	(112.0)	31,448.1

Capital
Debt	–	344.4	–	485.2	93.0	922.6	143.8	2.8	1,659.9	2,729.1
Investments in Fairfax affiliates	34.8	133.9	–	181.4	72.9	423.0	286.8	–	(709.8)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,662.4	1,814.7	392.4	3,242.7	627.3	7,739.5	1,089.9	109.6	(306.4)	8,632.6
Non-controlling interests	–	–	4.8	–	–	4.8	–	36.5	–	41.3

Total capital	1,697.2	2,293.0	397.2	3,909.3	793.2	9,089.9	1,520.5	148.9	643.7	11,403.0

% of total capital	14.9%	20.1%	3.5%	34.3%	7.0%	79.8%	13.3%	1.3%	5.6%	100.0%

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2011 and 2010.

Canadian Insurance – Northbridge(1)

	2011	2010
Underwriting profit (loss)	(30.2)	(68.3)

Loss & LAE – accident year	72.3%	73.8%
Commissions	14.5%	11.9%
Underwriting expenses	19.7%	21.3%

Combined ratio – accident year	106.5%	107.0%
Net favourable development	(3.7)%	(0.1)%

Combined ratio – calendar year	102.8%	106.9%

Gross premiums written	1,322.7	1,299.9

Net premiums written	1,098.5	985.0

Net premiums earned	1,072.2	996.6

Underwriting profit (loss)	(30.2)	(68.3)
Interest and dividends	100.2	126.2

Operating income	70.0	57.9
Net gains (losses) on investments	(162.0)	94.0

Pre-tax income (loss) before interest and other	(92.0)	151.9

Net earnings (loss)	(86.8)	106.1

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Underwriting results in 2011 improved relative to the underwriting results in 2010, with Northbridge reporting an underwriting loss of $30.2 and a combined ratio of 102.8% in 2011 compared to an underwriting loss of $68.3 and a combined ratio of 106.9% in 2010. Underwriting results in 2011 generally reflected the continuation of intense price competition within the Canadian commercial lines market where Northbridge competes, moderately higher levels of catastrophe losses comparable with those experienced in 2010 and increased net commission expenses, partially offset by lower operating expenses. Northbridge’s underwriting results in 2011 included 3.7 combined ratio points ($39.6) of net favourable development of prior years’ reserves in its large account, direct agent small-to-mid market and transportation segments, partially offset by net adverse development of prior years’ reserves in its broker small-to-mid market segment. The 2010 underwriting results included 0.1 of a combined ratio point ($1.2) of net favourable development of prior years’ reserves, primarily attributable to net favourable development in Northbridge’s large account, direct agent small-to-mid market and transportation segments, partially offset by net adverse development of prior years’ reserves in its broker small-to-mid market segment primarily attributable to pre-1990 liability claims reserves and increased provisions for uncollectable reinsurance recoverable and increased claims reserves on certain discontinued business. Northbridge’s underwriting results in 2011 included 2.6 combined ratio points ($28.2) of current year catastrophe losses primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms. Underwriting results in 2010 included 2.1 combined ratio points ($21.0) of current year catastrophe losses primarily related to the effects of the Goderich, Ontario tornado, flooding in the south and central United States, hailstorms in western Canada and the effects of Hurricane Igor. Northbridge’s expense ratio (excluding commissions) in 2011 improved year-over-year (19.7% in 2011, compared to 21.3% in 2010), largely due to lower general and administrative expenses and reduced employee compensation costs (including the year-over-year impact of lower headcount) and the curtailment of certain post retirement benefits. Northbridge’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

commission expense ratio of 14.5% in 2011 increased from 11.9% in 2010 primarily due to a non-recurring adjustment related to deferred policy acquisition costs, and the reduction in ceding commissions which resulted from the unearned premium portfolio transfer discussed below.

The full year impact in 2011 of underwriting actions undertaken by Northbridge including rate increases on renewal business and the non-renewal of unprofitable business, coupled with competitive pressures and industry-wide excess capacity within the Canadian commercial lines market, contributed to a year-over-year decline in gross premiums written of 2.3% (in Canadian dollar terms), despite nominal improvements in levels of new business, retentions of existing business and pricing experienced in the latter part of the year. Net premiums written increased by 7.1% (in Canadian dollar terms) in 2011 primarily as a result of an unearned premium portfolio transfer to reflect a reduction in participation by Group Re on a quota share reinsurance contract (participation decreased from 20% to 10% effective January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Excluding the effect of the unearned premium portfolio transfer, Northbridge’s net premiums written increased by 3.0% (in Canadian dollar terms) relative to 2010, principally as a result of the reduced quota share cessions to Group Re, partially offset by the challenging industry conditions described above. In 2011, net premiums earned increased by 3.3% (in Canadian dollar terms) relative to 2010, primarily due to reduced ongoing participation on the Group Re quota share reinsurance contract and the earning of premiums from the unearned premium portfolio transfer, partially offset by the challenging industry conditions described above.

In June 2011, Northbridge announced the planned combination of three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. This new brand will be comprised of Northbridge’s broker small-to-medium account, transportation, and large account segments, and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance will continue to operate as the company’s captive agency distribution arm and Zenith will continue to operate its direct personal lines business. In 2011, Northbridge incurred $18.4 in non-recurring restructuring charges, which were recorded in subsidiary corporate overhead and other expenses. Also included in subsidiary corporate overhead and other expenses for 2011 was a non-recurring expense related to personnel costs.

The impact of the significant year-over-year decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income (principally related to increased year-over-year holdings of cash and short term investments and lower yielding common stocks and increased investment expenses incurred in connection with total return swaps), partially offset by the decreased underwriting loss year-over-year produced a pre-tax loss before interest and other of $92.0 in 2011 compared to pre-tax income before interest and other of $151.9 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(215.6)	126.5
Equity hedges	41.7	(129.5)
Bonds	50.8	133.6
Preferred stocks	(5.9)	4.1
CPI-linked derivatives	(50.0)	(4.7)
Foreign currency	20.4	(35.6)
Other	(3.4)	(0.4)

Net gains (losses) on investments	(162.0)	94.0

Northbridge’s cash resources, excluding the impact of foreign currency translation, increased by $230.5 in 2011 compared to a decrease of $1.4 in 2010. Cash provided by operating activities was $139.2 in 2011, compared to $42.9 of net cash used in operating activities in 2010 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year improvement primarily attributable to lower income tax payments and amounts received from the aforementioned change in quota share reinsurance contract.

Northbridge’s average annual return on average equity over the past 26 years since inception in 1985 was 14.6% at December 31, 2011 (15.4% at December 31, 2010) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2011 and 2010.

	2011(1)	2010(1)
Assets
Holding company cash and investments	14.3	36.6
Insurance contract receivables	311.3	335.4
Portfolio investments	3,250.1	3,301.6
Deferred premium acquisition costs	110.2	125.0
Recoverable from reinsurers	957.4	1,118.7
Deferred income taxes	62.2	27.0
Goodwill and intangible assets	222.5	233.7
Due from affiliates	208.2	235.5
Other assets	153.9	188.5
Investment in Fairfax affiliates	34.0	34.8

Total assets	5,324.1	5,636.8

Liabilities
Accounts payable and accrued liabilities	239.7	230.3
Short sale and derivative obligations	15.1	41.5
Due to affiliates	0.1	–
Funds withheld payable to reinsurers	8.0	12.6
Provision for losses and loss adjustment expenses	2,820.8	2,936.5
Provision for unearned premiums	686.0	718.7

Total liabilities	3,769.7	3,939.6

Total equity	1,554.4	1,697.2

Total liabilities and total equity	5,324.1	5,636.8

(1)

These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009. Excluding these purchase accounting adjustments, Northbridge’s total equity was $1,386.2 at December 31, 2011 ($1,520.2 at December 31, 2010).

Northbridge’s balance sheet in U.S. dollars (including Fairfax-level purchase accounting adjustments) as at December 31, 2011 compared to December 31, 2010 reflected the currency translation effect of the appreciation of the U.S. dollar relative to the Canadian dollar (2011 year-end exchange rate of 0.9821 compared to 1.0064 at the end of 2010). Portfolio investments decreased in 2011 relative to 2010 principally as a result of net unrealized depreciation of investments (primarily common stocks) and the effect of foreign currency translation (portfolio investments in Canadian dollars increased slightly year-over-year), partially offset by cash provided by operating activities. Recoverable from reinsurers decreased in 2011 on a year-over-year basis primarily as a result of a reduction in participation by Group Re on a quota share reinsurance contract and the effect of foreign currency translation. The provision for losses and loss adjustment expenses decreased in 2011 relative to 2010 primarily as a result of the effect of foreign currency translation, the effect of net favourable development of prior years’ reserves, and the reduced year-over-year business volumes following underwriting actions taken by Northbridge including rate increases on renewal business and the non-renewal of unprofitable business, coupled with competitive pressures within the Canadian commercial lines market. Total equity decreased in 2011 by $142.8 compared to 2010, primarily reflecting the net loss of $86.8, decreased accumulated other comprehensive income (primarily as a result of unrealized foreign currency translation losses due to the appreciation of the U.S. dollar relative to the Canadian dollar) and the reduction of retained earnings due to actuarial losses arising during the year on pension and post retirement benefit plans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s investment in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
Ridley	31.8

U.S. Insurance

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(79.7)	(136.2)	(215.9)	(67.5)	(98.0)	(165.5)

Loss & LAE – accident year	71.6%	78.0%	73.7%	72.8%	80.2%	74.7%
Commissions	12.3%	10.1%	11.5%	12.1%	9.9%	11.5%
Underwriting expenses	20.3%	34.5%	25.0%	22.8%	37.2%	26.7%

Combined ratio – accident year	104.2%	122.6%	110.2%	107.7%	127.3%	112.9%
Net adverse development	3.7%	4.9%	4.1%	1.5%	9.1%	3.6%

Combined ratio – calendar year	107.9%	127.5%	114.3%	109.2%	136.4%	116.5%

Gross premiums written	1,327.7	536.4	1,864.1	886.0	192.3	1,078.3

Net premiums written	1,076.9	524.2	1,601.1	733.4	186.1	919.5

Net premiums earned	1,008.8	495.8	1,504.6	731.2	268.9	1,000.1

Underwriting profit (loss)	(79.7)	(136.2)	(215.9)	(67.5)	(98.0)	(165.5)
Interest and dividends	76.8	48.1	124.9	71.1	29.8	100.9

Operating income (loss)	(2.9)	(88.1)	(91.0)	3.6	(68.2)	(64.6)
Net gains (losses) on investments	40.5	177.6	218.1	(26.1)	(23.1)	(49.2)
Loss on repurchase of long term debt	(56.5)	–	(56.5)	–	–	–

Pre-tax income (loss) before interest and other	(18.9)	89.5	70.6	(22.5)	(91.3)	(113.8)

Net earnings (loss)	(1.8)	54.3	52.5	(15.6)	(58.5)	(74.1)

(1)

These results differ from those published by Zenith National primarily due to differences between IFRS and US GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster entered into a reinsurance agreement (the “Reinsurance Agreement”) pursuant to which Runoff (Clearwater Insurance) effectively reinsured 100% of Crum & Forster’s net latent exposures through the cession to US Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998 exclusive of workers’ compensation and surety related liabilities. Pursuant to the Reinsurance Agreement, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. In its assessment of the 2011 performance of Crum & Forster and Runoff, the company’s management does not consider the initial effects of the Reinsurance Agreement and accordingly, the tables above which set out the operating results of Crum & Forster do not give effect to this transaction. Had the Reinsurance Agreement been reflected in the tables above, net premiums written and net premiums earned would have decreased by $334.5 and ceded losses on claims would have increased by $334.5 with the result that Crum & Forster’s underwriting profit would be unchanged in 2011. The 2011 balance sheet for Crum & Forster includes a decrease in portfolio investments of $334.5 and an increase in recoverable from reinsurers of $334.5 in connection with this transaction. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster in future periods and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of First Mercury. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The assets, liabilities and results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011 business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011 have not been restated as the impact was not significant. On May 20, 2010, the company completed the acquisition of Zenith National. The assets, liabilities and results of operations of Zenith National since acquisition were included in the Insurance – U.S. reporting segment (formerly known as the U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010). For each of the acquisitions described above, the company acquired all of the outstanding common shares of the acquiree other than those common shares already owned by Fairfax and its affiliates.

The integration of Crum & Forster and First Mercury is proceeding on schedule including the combination of the excess and surplus lines casualty and professional liability lines of each company. First Mercury’s property business has been merged into Crum & Forster’s Seneca division. During the third quarter of 2011, Crum & Forster launched AMC/Fairmont Insurance Services – a single brand under which First Mercury’s specialty petroleum business was integrated with Fairmont Specialty. Subsequent to the acquisition of First Mercury, Crum & Forster’s businesses include standard lines which is primarily comprised of workers’ compensation, commercial auto and general liability coverages written on an admitted basis through Crum & Forster’s branch network and specialty lines which primarily includes the First Mercury excess and surplus lines casualty business, Fairmont Specialty businesses referenced above as well as accident and health, niche business written by Seneca, professional liability, and other specialty products.

Crum & Forster

Crum & Forster’s underwriting loss of $79.7 and combined ratio of 107.9% in 2011, compared to an underwriting loss of $67.5 and a combined ratio of 109.2% in 2010, generally reflected the continuation in 2011 of the impact of the weak U.S. economy and the continuing challenging conditions in commercial lines markets. The underwriting results of Crum & Forster in 2011 included 3.7 combined ratio points ($37.3) of net adverse development of prior years’ reserves, primarily related to workers’ compensation and latent liability reserves, partially offset by a reduction in the provision for uncollectible reinsurance recoverables, compared to the underwriting results in 2010 which included 1.5 combined ratio points ($11.3) of net adverse development of prior years’ reserves, principally related to general liability and workers’ compensation lines for recent accident years and reserve strengthening related to two large prior year claims in general liability and surety lines, partially offset by net favourable emergence in umbrella lines and a reduction in unallocated loss adjustment expense reserves. Crum & Forster’s underwriting results in 2011 also included the underwriting profit of First Mercury of $1.9 (combined ratio of 99.1%) since its acquisition on February 9, 2011. Catastrophe losses of $9.9 (primarily related to the impact of the U.S. tornados and Hurricane Irene on the U.S. northeast and the impact of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake on First Mercury) added 0.9 of a combined ratio point to the underwriting results in 2011 compared to $3.2 of catastrophe losses (0.4 of a combined ratio point) included in the 2010 underwriting results (primarily related to winter storm activity in the U.S. northeast). Crum & Forster’s expense ratio (excluding commissions and the impact related to the consolidation of First Mercury) improved to 21.2% in 2011 compared to 22.8% in 2010, primarily as a result of a 9.9% increase in net premiums earned relative to a marginal increase in underwriting operating expenses.

First Mercury’s underwriting profit of $1.9 and combined ratio of 99.1% for the period of February 9, 2011 to December 31, 2011 included $3.8 of catastrophe losses, primarily related to the Japan earthquake and tsunami. Excluding catastrophe losses, First Mercury would have reported an underwriting profit of $5.7 and a combined ratio of 97.2%.

U.S. commercial lines market conditions continued to reflect industry-wide excess capacity and pricing weakness in property and casualty lines affecting both renewals and new business. Despite challenging market conditions, Crum & Forster’s focus on growing its specialty businesses resulted in year-over-year increases of 15.3% and 14.4% in gross premiums written and net premiums written respectively in 2011 (excluding $306.0 and $237.8 of gross premiums written and net premiums written by First Mercury in 2011 respectively). Growth in Crum & Forster’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

specialty lines of business (primarily at its Seneca and AMC/Fairmont divisions including its accident and health line of business) increased gross premiums written by $135.1 or 24.8% in 2011 (excluding gross premiums written by First Mercury) compared to 2010. Gross premiums written in 2011 in Crum & Forster’s standard lines business also increased by $18.2 or 6.1% year-over-year, principally as a result of an improvement in opportunities to write and retain business at higher rates within its commercial lines and risk management profit centres (principally workers’ compensation). Net premiums earned increased by 9.9% in 2011 (excluding net premiums earned by First Mercury of $205.4) compared to 2010, consistent with the growth in net premiums written experienced in 2011.

Interest and dividend income increased in 2011 to $76.8 from $71.1 in 2010 (primarily as a result of decreased interest expense on funds withheld payable to reinsurers and increased interest and dividends earned on a larger average investment portfolio on a year-over-year basis as a result of the consolidation of First Mercury). The combination of the loss incurred on the repurchase of a portion of Crum & Forster’s unsecured senior notes (discussed below) and the increased underwriting loss, partially offset by the year-over-year increase in net gains on investments (as set out in the table below) and increased interest and dividend income produced a pre-tax loss before interest and other of $18.9 in 2011 compared to a pre-tax loss before interest and other of $22.5 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(196.6)	133.9
Equity hedges	69.7	(258.6)
Bonds	195.5	52.5
Preferred stocks	(0.1)	(4.7)
CPI-linked derivatives	(39.0)	7.8
Credit default swaps	9.5	3.1
Gain on disposition of associate	–	39.2
Other	1.5	0.7

Net gains (losses) on investments	40.5	(26.1)

Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $152.6 in 2011 compared to an increase of $196.1 in 2010. Cash used in operating activities was $15.4 in 2011, compared to $183.5 in 2010 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year improvement primarily attributable to lower net paid losses and higher premium collections.

Crum & Forster paid dividends to Fairfax of $104.0 and $486.0 (including an extraordinary dividend of $350.0) in 2011 and 2010, respectively.

Crum & Forster’s net loss for the year ended December 31, 2011 produced a loss on average equity of 0.2% (1.4% loss on average equity for the year ended December 31, 2010). Crum & Forster’s cumulative net earnings since acquisition on August 13, 1998 have been $1,573.2, and its annual return on average equity since acquisition has been 11.4% (12.3% at December 31, 2010).

Zenith National

Zenith National reported an underwriting loss of $136.2 and a combined ratio of 127.5% in 2011, compared to an underwriting loss of $98.0 and a combined ratio of 136.4% in the period from May 21 (date of acquisition) through December 31 of 2010. The underwriting results in 2011 included $24.5 (4.9 combined ratio points) of net adverse development of prior years’ reserves, primarily as a result of increased paid loss cost trends for recent accident years (moderated to some extent by an increased number of claim settlements) and increased frequency of late reported indemnity claims related to the 2010 accident year. The underwriting results in the period from May 21 through December 31 of 2010 included $24.4 (9.1 combined ratio points) of net adverse development of prior years’ reserves, primarily reflecting the increased severity in claims cost trends experienced during 2010. Net premiums earned during 2011 increased year-over-year by 15.8%, reflecting Zenith National’s ability to write new business and retain existing customers at higher prices as the economic and competitive environment continues to change for workers’ compensation business. The calculation of the year-over-year growth in net premiums earned of 15.8% in 2011 includes the portion of the period in 2010 prior to the acquisition by Fairfax which is not reflected in the tables above. Underwriting losses are primarily the result of fixed operating expenses in relation to Zenith National’s premium volume. The expense ratio in 2011 has decreased year-over-year reflecting the increase in net premiums earned in 2011 compared to 2010.

Net gains on investments of $177.6 (as set out in the table below) and interest and dividend income of $48.1, partially offset by the underwriting loss of $136.2, produced pre-tax income before interest and other of $89.5 in 2011. During the period from May 21 through December 31 of 2010, net losses on investments of $23.1 (as set out in the table below) and interest and dividend income of $29.8, partially offset the underwriting loss of $98.0 which produced a pre-tax loss before interest and other of $91.3.

	2011	2010
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	(35.4)	5.9
Equity hedges	9.7	–
Bonds	206.0	(35.4)
Preferred stocks	(2.8)	4.1
Other	0.1	2.3

Net gains (losses) on investments	177.6	(23.1)

At December 31, 2011, Zenith National had cash and cash equivalents of $16.7. Cash provided by operating activities was $5.0 in 2011, compared to cash used in operating activities of $61.4 for the period May 21 through December 31 of 2010 (excluding cash flow activity related to securities recorded as at FVTPL).

Zenith National paid dividends to Fairfax and its affiliates of $40.0 and $282.9 in 2011 and 2010, respectively.

Set out below are the balance sheets for U.S. Insurance as at December 31, 2011 and 2010.

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Assets
Holding company cash and investments	1.6	19.5	21.1	1.4	12.1	13.5
Insurance contract receivables	226.7	164.6	391.3	158.0	136.8	294.8
Portfolio investments	3,303.4	1,701.3	5,004.7	2,920.3	1,571.1	4,491.4
Deferred premium acquisition costs	93.2	4.1	97.3	49.6	4.3	53.9
Recoverable from reinsurers	1,430.2	197.9	1,628.1	803.2	220.9	1,024.1
Deferred income taxes	165.1	–	165.1	91.6	–	91.6
Goodwill and intangible assets	155.3	480.4	635.7	22.8	488.3	511.1
Due from affiliates	19.0	–	19.0	–	–	–
Other assets	116.1	73.3	189.4	76.7	97.6	174.3
Investments in Fairfax affiliates	133.9	–	133.9	133.9	–	133.9

Total assets	5,644.5	2,641.1	8,285.6	4,257.5	2,531.1	6,788.6

Liabilities
Accounts payable and accrued liabilities	234.3	55.7	290.0	135.2	57.9	193.1
Short sale and derivative obligations	4.3	2.1	6.4	4.1	–	4.1
Due to affiliates	26.8	–	26.8	2.6	1.3	3.9
Funds withheld payable to reinsurers	318.0	0.1	318.1	266.1	–	266.1
Provision for losses and loss adjustment expenses	3,079.2	1,222.2	4,301.4	2,389.1	1,173.4	3,562.5
Provision for unearned premiums	501.7	191.0	692.7	295.8	161.7	457.5
Deferred income taxes	–	26.1	26.1	–	8.4	8.4
Long term debt	47.0	38.0	85.0	306.4	38.0	344.4

Total liabilities	4,211.3	1,535.2	5,746.5	3,399.3	1,440.7	4,840.0

Total equity	1,433.2	1,105.9	2,539.1	858.2	1,090.4	1,948.6

Total liabilities and total equity	5,644.5	2,641.1	8,285.6	4,257.5	2,531.1	6,788.6

(1)

These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National’s IFRS total equity was $707.5 at December 31, 2011 ($687.2 at December 31, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to the U.S. Insurance balance sheet as at December 31, 2011 as compared to December 31, 2010 primarily reflected the acquisition of First Mercury by Fairfax which was subsequently contributed to Crum & Forster and the impact of the Reinsurance Agreement with Runoff (Clearwater Insurance). Portfolio investments at Crum & Forster increased in 2011 relative to 2010 principally as a result of the consolidation of First Mercury’s portfolio investments of $822.3 and net realized and unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds), partially offset by $334.5 of consideration paid to Runoff related to the transfer of Crum & Forster’s net latent exposures pursuant to the Reinsurance Agreement, net unrealized depreciation of common stocks and $104.0 of dividends paid to Fairfax. The increase in recoverable from reinsurers at Crum & Forster in 2011 on a year-over-year basis primarily related to the impact of the Reinsurance Agreement ($334.5) and the consolidation of First Mercury’s recoverable from reinsurers ($252.3). The increase in goodwill and intangible assets in 2011 compared to 2010 primarily reflected $79.5 and $54.7 of goodwill and intangible assets respectively acquired in connection with First Mercury. The consolidation of First Mercury by Crum & Forster was the principal factor which caused funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums to increase in 2011 relative to 2010. Total equity at Crum & Forster increased by $575.0 in 2011 compared to 2010 primarily reflecting the contribution by Fairfax of First Mercury to Crum & Forster ($294.3) and capital contributions from Fairfax to fund the repayment of First Mercury’s short term debt ($31.3) and to fund the repurchase of $323.8 aggregate principal amount of Crum & Forster’s unsecured senior notes due 2017 ($359.3), partially offset by the aforementioned dividends paid of $104.0. Long term debt decreased in 2011 relative to 2010 following the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017, partially offset by the consolidation of First Mercury’s trust preferred securities net of subsequent redemptions and repurchases of those securities.

Portfolio investments at Zenith National increased in 2011 relative to 2010 principally as a result of net realized and unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds), partially offset by net unrealized depreciation of common stocks. The increase in provision for losses and loss adjustment expenses at Zenith National in 2011 compared to 2010 reflected higher year-over-year business volumes as a result of growth in new business and increased retention rates at higher prices. Total equity at Zenith National increased by $15.5 in 2011 compared to 2010 primarily as a result of net earnings of $54.3, partially offset by dividends paid to Fairfax and its affiliates of $40.0.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
TRG Holdings	1.4
Advent	14.8
OdysseyRe	9.8
Zenith National	2.0

Asian Insurance – Fairfax Asia

	2011	2010
Underwriting profit	34.4	16.6

Loss & LAE – accident year	81.6%	84.0%
Commissions	2.3%	1.4%
Underwriting expenses	9.3%	10.3%

Combined ratio – accident year	93.2%	95.7%
Net favourable development	(10.0)%	(6.4)%

Combined ratio – calendar year	83.2%	89.3%

Gross premiums written	451.7	353.2

Net premiums written	213.7	157.4

Net premiums earned	204.1	155.0

Underwriting profit	34.4	16.6
Interest and dividends	(13.7)	38.8

Operating income	20.7	55.4
Net gains (losses) on investments	(15.6)	(14.2)

Pre-tax income before interest and other	5.1	41.2

Net earnings (loss)	(6.9)	34.8

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank). On March 24, 2011, the company completed the acquisition of Pacific Insurance. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The assets, liabilities and results of operations of Pacific Insurance since acquisition were included in the Insurance – Fairfax Asia reporting segment.

Underwriting results for Fairfax Asia in 2011 featured an underwriting profit of $34.4 and a combined ratio of 83.2%, compared to an underwriting profit of $16.6 and a combined ratio of 89.3% in 2010, with 2011 reflecting combined ratios of 73.2%, 99.7% and 95.3% for First Capital, Falcon and Pacific Insurance respectively. Gross premiums written, net premiums written and net premiums earned increased by 13.2% 13.6% and 12.1% during 2011 respectively (excluding gross premiums written, net premiums written and net premiums earned by Pacific Insurance of $51.9, $34.9 and $30.4 respectively) primarily as a result of increased writings of professional indemnity, commercial automobile and property business and the favourable effect of foreign currency translation at First Capital and increased business volume in commercial automobile and general liability lines of business at Falcon. The 2011 underwriting results included 10.0 combined ratio points ($20.4) of net favourable development of prior years’ reserves primarily attributable to net favourable emergence related to commercial automobile, marine hull and workers’ compensation claims (compared to 6.4 combined ratio points ($10.0) of net favourable development of prior years’ reserves in 2010, primarily related to net favourable emergence related to workers’ compensation claims).

Interest and dividend income in 2011 included the company’s share of the loss of ICICI Lombard of $36.1 (compared to the company’s share of the profit of ICICI Lombard of $19.5 in 2010). The company’s share of the loss of ICICI Lombard in 2011 primarily resulted from reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool. Fairfax Asia’s interest and dividend income excluding its share of the profit and loss of associates increased to $21.9 in 2011 from $16.6 in 2010 primarily as a result of increased interest and dividends earned on a larger average investment portfolio as a result of the consolidation of Pacific Insurance. The year-over-year decrease in interest and dividend income and the increased net losses on investments (as set out in the table below), partially offset by increased underwriting profit, produced pre-tax income before interest and other of $5.1 in 2011 compared to pre-tax income before interest and other of $41.2 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(16.2)	3.8
Equity hedges	8.3	(12.6)
Bonds	(12.9)	4.6
Preferred stocks	1.2	1.7
Foreign currency	3.8	(11.7)
Other	0.2	–

Net gains (losses) on investments	(15.6)	(14.2)

As at December 31, 2011, the company had invested a total of $107.9 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment at $67.1 using the equity method of accounting (fair value of $230.4 as disclosed in note 6 to the consolidated financial statements for the year ended December 31, 2011). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the nine month period ended December 31, 2011, ICICI Lombard’s gross premiums written increased in Indian rupees by 25.2% over the comparable 2010 period, with a combined ratio of 101.0% on an Indian GAAP basis. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2011 as recent new entrants continue to increase their market share. With a 9.7% market share, 4,140 employees and 308 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2011 and 2010:

	2011	2010
Assets
Insurance contract receivables	84.7	66.8
Portfolio investments	809.2	693.2
Deferred premium acquisition costs	21.9	16.1
Recoverable from reinsurers	387.7	278.5
Goodwill and intangible assets	29.9	5.5
Due from affiliates	5.1	1.7
Other assets	32.9	28.0

Total assets	1,371.4	1,089.8

Liabilities
Accounts payable and accrued liabilities	193.8	148.2
Income taxes payable	10.8	8.6
Short sale and derivative obligations	4.8	10.1
Due to affiliates	0.4	–
Funds withheld payable to reinsurers	43.7	37.9
Provision for losses and loss adjustment expenses	470.3	347.6
Provision for unearned premiums	187.3	137.6
Deferred income taxes	1.9	2.6

Total liabilities	913.0	692.6

Total equity	458.4	397.2

Total liabilities and total equity	1,371.4	1,089.8

Significant changes to the Fairfax Asia balance sheet as at December 31, 2011 compared to December 31, 2010, primarily reflected the acquisition of 100% of Pacific Insurance which added $81.2, $43.6, $53.0 and $38.0 to portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums respectively with the remainder of the increases in those balances primarily related to growth in year-over-year business volumes in commercial automobile, professional indemnity, property and general liability lines of business, partially offset by the modest effect of foreign currency translation at First Capital reflecting the appreciation of the U.S. dollar relative to the Singapore dollar. The increase in goodwill and intangible assets in 2011 compared to 2010 primarily reflected $25.5 of goodwill acquired in connection with Pacific Insurance. Total equity at Fairfax Asia increased by $61.2 in 2011 compared to 2010 primarily reflecting capital contributions from Fairfax to fund the acquisition of Pacific Insurance ($71.5) and the participation in an ICICI Lombard rights offering ($19.8), partially offset by decreased accumulated other comprehensive income (primarily as a result of unrealized foreign currency translation losses related to ICICI Lombard and First Capital due to the appreciation of the U.S. dollar relative to the Indian Rupee and Singapore dollar respectively) and the net loss of $6.9.

Reinsurance – OdysseyRe(1)

	2011	2010
Underwriting profit (loss)	(336.0)	95.1

Loss & LAE – accident year	92.6%	70.0%
Commissions	17.4%	18.4%
Underwriting expenses	9.3%	10.2%

Combined ratio – accident year	119.3%	98.6%
Net favourable development	(2.6)%	(3.6)%

Combined ratio – calendar year	116.7%	95.0%

Gross premiums written	2,420.7	2,167.6

Net premiums written	2,089.7	1,853.6

Net premiums earned	2,014.7	1,885.5

Underwriting profit (loss)	(336.0)	95.1
Interest and dividends	259.1	248.5

Operating income (loss)	(76.9)	343.6
Net gains (losses) on investments	142.0	(109.7)
Loss on repurchase of long term debt	(6.1)	–

Pre-tax income before interest and other	59.0	233.9

Net earnings	14.3	171.1

(1)

These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe on October 27, 2009.

As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater Insurance in the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater Insurance is an insurance company which has been in runoff since 1999.

OdysseyRe reported an underwriting loss of $336.0 and a combined ratio of 116.7% in 2011, compared to an underwriting profit of $95.1 and a combined ratio of 95.0% in 2010. The underwriting loss primarily resulted from the significant levels of current period catastrophe losses experienced in 2011 which added 36.7 combined ratio points ($734.8 net of reinstatement premiums) compared to current period catastrophe losses incurred in 2010 which added 11.6 combined ratio points ($217.8 net of reinstatement premiums) as set out in the table below. The combined ratio in 2010 also included 1.6 combined ratio points ($30.7 net of reinstatement premiums) related to the Deepwater Horizon loss. The 2011 underwriting results included 2.6 combined ratio points ($51.4) attributable to net favourable development of prior years’ reserves at each of OdysseyRe’s divisions, particularly in the Americas division which reported net favourable emergence on prior years’ catastrophe loss reserves and in the U.S. Insurance division which reported net favourable emergence on the loss reserves of its healthcare and financial products lines of business. The 2010 underwriting results included 3.6 combined ratio points ($68.0) attributable to net favourable development of prior years’ reserves at each of OdysseyRe’s divisions, particularly in the U.S. Insurance division which reported net favourable emergence on the loss reserves of its healthcare line of business and in the London Market division which reported net favourable development on its casualty line of business. OdysseyRe’s expense ratio (excluding commissions) decreased modestly (9.3% in 2011 compared to 10.2% in 2010) primarily as a result of reduced compensation expenses (consistent with decreased underwriting profitability year-over-year) and lower legal expenses in 2011 compared to 2010 and also reflected the benefit of the year-over-year increase of 6.9% in net premiums earned. OdysseyRe’s commission expense ratio of 17.4% in 2011 (compared to 18.4% in 2010), reflected decreased commission rates paid on the crop insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

business and the benefit of $27.7 ($4.4 in 2010) of reinstatement premiums earned which do not attract commissions.

	2011			2010
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	381.1	18.9		–	–
Thailand floods	150.0	7.4		–	–
New Zealand (Christchurch) earthquake	28.1	1.4		–	–
U.S. tornados	26.3	1.3		–	–
Denmark floods	16.5	0.8		–	–
Hurricane Irene	17.9	0.9		–	–
Australian storms and Cyclone Yasi	7.0	0.3		–	–
New Zealand earthquake	–	–		15.4	0.8
Chilean earthquake	–	–		86.5	4.6
Windstorm Xynthia	–	–		14.4	0.8
Other	107.9	5.7		101.5	5.4

	734.8	36.7	points	217.8	11.6	points

(1)	Net of reinstatement premiums.

Gross premiums written in 2011 increased by 11.7% to $2,420.7 from $2,167.6 in 2010 and included increases of 21.7%, 12.8% (10.7% excluding the favourable impact of foreign currency translation), 6.0%, and 6.3% in the US Insurance, EuroAsia, Americas and London Market divisions, respectively. Net premiums written of $2,089.7 in 2011 increased 12.7% from $1,853.6 in 2010 reflecting increased writings year-over-year across many of OdysseyRe’s lines of business (including property, crop, marine and tribal lines of business), reinstatement premiums related to the Japan earthquake and tsunami and the impact of the timing of the renewal of certain professional liability policies, partially offset by the cancellation of certain insurance business where rates were considered inadequate and planned reductions in writings of casualty treaty lines of business. Net premiums earned during 2011 increased year-over-year by 6.9% as a result of the timing of the earnings of net premiums written during 2011.

Interest and dividend income in 2011 increased by $10.6 or 4.3% in 2011 compared to 2010, primarily as a result of increased interest and dividends earned on a larger average investment portfolio year-over-year and increased share of profit of associates, partially offset by increased investment expenses incurred in connection with total return swaps. The year-over-year deterioration in underwriting profitability and the loss of $6.1 related to the repurchase of a portion of OdysseyRe’s unsecured senior notes (described below), partially offset by increased net gains on investments (as set out in the table below) and a modest year-over-year increase in interest and dividend income, produced pre-tax income before interest and other of $59.0 in 2011 compared to pre-tax income before interest and other of $233.9 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(251.1)	253.0
Equity hedges	151.2	(327.9)
Bonds	416.7	1.1
Preferred stocks	(0.6)	(6.4)
CPI-linked derivatives	(120.0)	19.8
Foreign currency	(52.7)	(63.9)
Gain on disposition of associate	–	18.7
Other	(1.5)	(4.1)

Net gains (losses) on investments	142.0	(109.7)

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $559.1 in 2011 compared to an increase of $147.9 in 2010. Cash provided by operating activities was $163.8 in 2011, compared to $92.2 in 2010 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year change primarily attributable to increased premium writings and a decrease in taxes paid in 2011.

Set out below are the balance sheets for OdysseyRe as at December 31, 2011 and 2010:

	2011(1)	2010(1)
Assets
Holding company cash and investments	167.0	39.9
Insurance contract receivables	701.1	571.1
Portfolio investments	8,099.8	7,671.4
Deferred premium acquisition costs	159.5	136.3
Recoverable from reinsurers	969.1	808.9
Deferred income taxes	230.1	163.3
Goodwill and intangible assets	158.2	156.0
Due from affiliates	6.5	192.5
Other assets	108.9	169.0
Investments in Fairfax affiliates	181.4	181.4

Total assets	10,781.6	10,089.8

Liabilities
Accounts payable and accrued liabilities	471.7	318.1
Income taxes payable	3.2	21.5
Short sale and derivative obligations	81.9	99.8
Due to affiliates	0.7	–
Funds withheld payable to reinsurers	29.0	38.3
Provision for losses and loss adjustment expenses	5,557.2	5,040.0
Provision for unearned premiums	739.5	662.8
Long term debt	444.8	485.2

Total liabilities	7,328.0	6,665.7

Total equity	3,453.6	3,424.1

Total liabilities and total equity	10,781.6	10,089.8

(1)

These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s IFRS total equity was $3,344.6 at December 31, 2011 ($3,315.2 at December 31, 2010).

Changes to the balance sheet of OdysseyRe as at December 31, 2011 compared to December 31, 2010 reflected the effect of the appreciation of the U.S. dollar relative to the principal currencies in which OdysseyRe’s divisions conduct significant business (the Euro, the Canadian dollar and the British pound sterling). The increases to insurance contract receivables (primarily related to premiums receivable), recoverable from reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums in 2011 relative to 2010 principally related to increased year-over-year business volumes resulting from growth across many of OdysseyRe’s lines of business including property, crop, marine and tribal lines of business. Portfolio investments increased in 2011 relative to 2010 principally as a result of net unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds) and cash provided by operating activities, partially offset by net unrealized depreciation of common stocks. The increase in recoverable from reinsurers in 2011 on a year-over-year basis reflects losses ceded to reinsurers principally related to the Japan earthquake and tsunami. Deferred income taxes increased in 2011 on a year-over-year basis primarily as a result of foreign tax credits which are available to reduce U.S. income taxes payable in future periods and increased net unrealized losses on investments. Due from affiliates of $6.5 in 2011 decreased from $192.5 in 2010 primarily as a result of repayments made by Fairfax on an intercompany revolving line of credit with OdysseyRe including cash repaid to OdysseyRe to fund its repurchase

FAIRFAX FINANCIAL HOLDINGS LIMITED

of $42.1 aggregate principal amount of its unsecured senior notes due 2013. The increase in accounts payable and accrued liabilities in 2011 compared to 2010 reflects OdysseyRe’s obligation to reimburse the government agency responsible for managing crop insurance in the U.S. for crop losses it paid on behalf of OdysseyRe. The provision for loss and loss adjustment expenses increased in 2011 relative to 2010 principally as a result of the significant catastrophe losses incurred by OdysseyRe during 2011, primarily related to the Japan earthquake and tsunami, the Thailand floods and the New Zealand (Christchurch) earthquake, partially offset by the effects of foreign currency translation (principally related to claims liabilities denominated in the British pound sterling and the Euro). Long term debt decreased in 2011 relative to 2010 following the repurchase by OdysseyRe of $42.1 aggregate principal amount (inclusive of $6.2 principal amount owned by Zenith National) of its unsecured senior notes due 2013. Total equity at OdysseyRe increased by $29.5 in 2011 compared to 2010 primarily as a result of increased accumulated other comprehensive income (primarily as a result of $16.6 of unrealized foreign currency translation gains arising on OdysseyRe’s non-U.S. dollar functional currency foreign operations) and net earnings of $14.3.

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
Fairfax Asia	17.4
Advent	18.3
Zenith National	6.2

Insurance and Reinsurance – Other

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)

Loss & LAE – accident year	118.7%	131.3%	73.3%	82.8%	–	115.2%
Commissions	23.2%	23.4%	19.2%	(7.9)%	–	21.9%
Underwriting expenses	1.6%	19.0%	7.9%	120.1%	–	11.7%

Combined ratio – accident year	143.5%	173.7%	100.4%	195.0%	–	148.8%
Net (favourable) adverse development	(3.7)%	(20.5)%	8.4%	2.6%	–	(7.9)%

Combined ratio – calendar year	139.8%	153.2%	108.8%	197.6%	–	140.9%

Gross premiums written	184.5	326.1	105.2	102.8	(72.3)	646.3

Net premiums written	180.7	193.9	87.7	22.3	–	484.6

Net premiums earned	221.7	189.3	83.1	10.8	–	504.9

Underwriting profit (loss)	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)
Interest and dividends	23.4	18.1	4.0	1.9	–	47.4

Operating income (loss)	(64.8)	(82.6)	(3.3)	(8.6)	–	(159.3)
Net gains (losses) on investments	(45.9)	55.8	9.3	2.9	–	22.1

Pre-tax income (loss) before interest and other	(110.7)	(26.8)	6.0	(5.7)	–	(137.2)

Net earnings (loss)	(111.6)	(31.0)	4.6	(7.2)	–	(145.2)

	2010
	Group Re	Advent(1)	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)

Loss & LAE – accident year	72.8%	89.7%	79.7%	–	–	80.6%
Commissions	24.8%	22.9%	17.0%	–	–	23.0%
Underwriting expenses	1.6%	15.5%	8.1%	–	–	9.6%

Combined ratio – accident year	99.2%	128.1%	104.8%	–	–	113.2%
Net (favourable) adverse development	4.1%	(19.7)%	(0.4)%	–	–	(6.0)%

Combined ratio – calendar year	103.3%	108.4%	104.4%	–	–	107.2%

Gross premiums written	243.3	318.9	81.7	35.0	(50.9)	628.0

Net premiums written	243.3	214.3	68.2	4.7	–	530.5

Net premiums earned	250.8	214.8	69.6	0.8	–	536.0

Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)
Interest and dividends	24.4	16.7	3.0	0.9	–	45.0

Operating income (loss)	16.2	(1.3)	–	(8.3)	–	6.6
Net gains (losses) on investments	72.4	(6.7)	0.2	4.9	–	70.8

Pre-tax income (loss) before interest and other	88.6	(8.0)	0.2	(3.4)	–	77.4

Net earnings (loss)	88.3	(10.7)	1.4	(4.6)	–	74.4

In March 2010, the company’s, wholly-owned insurer, Fairfax Brasil commenced writing commercial property and casualty insurance in Brazil. CRC Re (formerly CRC (Bermuda) prior to its redomestication to Barbados effective January 4, 2011) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC Re and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax income, since its inception in 2002 to 2011 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $129.0.

In 2011, the Insurance and Reinsurance – Other segment produced a combined ratio of 140.9% and an underwriting loss of $206.7, compared to a combined ratio of 107.2% and an underwriting loss of $38.4 in 2010. Current period catastrophe losses totaled 49.1 combined ratio points ($247.7) in 2011 compared to 16.7 combined ratio points ($89.4) in 2010 as set out in the table below. The 2010 underwriting results also included 1.1 combined ratio points ($6.1) related to the Deepwater Horizon loss. The 2011 underwriting results included 7.9 combined ratio points ($39.7) of net favourable development of prior years’ reserves, principally at Advent ($38.9) related to net favourable development across most lines of business and at Group Re ($8.2) related to reserve releases across a number of cedants, partially offset by net adverse development of prior years’ reserves at Polish Re ($7.0) in its commercial automobile line of business. The 2010 underwriting results included 6.0 combined ratio points ($32.4) of net favourable development of prior years’ reserves, comprising net favourable development at Advent ($42.4 – principally related to the World Trade Center claims) and at Polish Re, partially offset by net adverse development at Group Re.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets out the impact of current period catastrophe losses on the underwriting results of the Insurance and Reinsurance – Other segment, which principally affected the property catastrophe businesses of Advent and Group Re for the years ended December 31, 2011 and 2010:

	2011			2010
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Thailand floods	51.5	10.0		–	–
Japan earthquake and tsunami	87.1	16.9		–	–
New Zealand (Christchurch) earthquake	34.5	6.9		–	–
U.S. tornados	32.5	5.7		–	–
Australian storms and Cyclone Yasi	19.5	3.8		–	–
Denmark floods	10.4	2.0		–	–
Hurricane Irene	6.7	1.2		–	–
New Zealand earthquake	–	–		4.6	0.8
Chilean earthquake	–	–		50.7	9.4
Other	5.5	2.6		34.1	6.5

	247.7	49.1	points	89.4	16.7	points

(1)	Net of reinstatement premiums.

Gross premiums written by the Insurance and Reinsurance – Other segment increased by $18.3 or 2.9% in 2011 compared to 2010 with increases reported at Fairfax Brasil, Polish Re and Advent, partially offset by decreased gross premiums written by Group Re. Increased gross premiums written by Fairfax Brasil remained consistent with its business plan. Gross premiums written in 2011 by Polish Re increased by $23.5 or 28.8% on a year-over-year basis as a result of increased premium volumes in the central and eastern European regions primarily in property and commercial automobile lines of business. Gross premiums written by Group Re decreased by $58.8 or 24.2% in 2011 primarily as a result of an unearned premium portfolio transfer due to a reduction in participation by Group Re on a quota share reinsurance contract (from 20% to 10% effective from January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Advent’s gross premiums written in 2011 increased by $37.3 or 12.9% on a year-over-year basis (after adjusting for the reinsurance-to-close premiums ($30.1) received in 2010 which did not recur in 2011) primarily as a result of reinstatement premiums received in connection with certain of the catastrophe losses experienced in 2011, partially offset by the non-renewal of certain insurance business where rates were considered inadequate. In addition to the factors which affected gross premiums written as discussed above, net premiums written and net premiums earned by the Insurance and Reinsurance – Other segment in 2011 reflected reinstatement premiums paid by Advent in connection with certain of the catastrophe losses experienced in 2011 and the cost of purchasing excess of loss reinsurance protection for the start-up operations of Fairfax Brasil.

The year-over-year deterioration in underwriting profitability, decreased net gains on investments (as set out in the table below) and stable interest and dividend income, produced a pre-tax loss before interest and other of $137.2 in 2011 compared to pre-tax income before interest and other of $77.4 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(60.7)	52.0
Equity hedges	1.9	(2.4)
Bonds	79.9	24.2
Preferred stocks	(0.8)	0.9
CPI-linked derivatives	(9.8)	(3.1)
Foreign currency	(0.5)	(3.5)
Gain on disposition of associate	7.0	2.1
Other	5.1	0.6

Net gains (losses) on investments	22.1	70.8

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2011 and 2010.

	2011						2010
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	39.9	118.4	14.9	57.4	(38.8)	191.8	19.8	93.6	12.0	18.1	(12.5)	131.0
Portfolio investments	828.7	584.2	134.2	62.5	–	1,609.6	967.5	582.5	139.3	52.8	–	1,742.1
Deferred premium acquisition costs	16.9	12.2	6.4	7.1	(1.6)	41.0	30.5	12.7	5.9	2.1	(0.4)	50.8
Recoverable from reinsurers	0.2	247.7	20.1	77.9	(121.5)	224.4	0.4	149.7	18.0	29.8	(60.6)	137.3
Deferred income taxes	–	28.6	–	–	–	28.6	–	34.8	0.1	0.1	–	35.0
Goodwill and intangible assets	–	4.3	12.1	0.3	–	16.7	–	4.3	13.9	0.2	–	18.4
Due from affiliates	10.6	11.0	–	–	–	21.6	–	–	0.1	–	–	0.1
Other assets	8.7	12.6	7.1	1.1	–	29.5	5.8	16.5	3.8	0.5	–	26.6
Investments in Fairfax affiliates	71.1	–	–	–	–	71.1	72.9	–	–	–	–	72.9

Total assets	976.1	1,019.0	194.8	206.3	(161.9)	2,234.3	1,096.9	894.1	193.1	103.6	(73.5)	2,214.2

Liabilities
Accounts payable and accrued liabilities	0.8	44.2	2.7	70.4	1.5	119.6	0.3	37.1	2.5	31.6	1.3	72.8
Income taxes payable	–	–	–	0.1	–	0.1	0.2	–	0.2	–	–	0.4
Short sale and derivative obligations	–	2.0	–	–	–	2.0	–	–	–	–	–	–
Due to affiliates	–	0.1	0.6	2.7	–	3.4	0.5	–	–	–	–	0.5
Funds withheld payable to reinsurers	–	34.2	2.2	–	(36.3)	0.1	–	18.4	–	–	(18.4)	–
Provision for losses and loss adjustment expenses	567.5	634.3	90.4	32.1	(109.8)	1,214.5	550.1	535.2	86.2	8.8	(45.4)	1,134.9
Provision for unearned premiums	70.3	69.6	25.0	68.6	(17.3)	216.2	112.4	60.7	23.3	26.7	(11.0)	212.1
Deferred income taxes	–	–	0.6	–	–	0.6	–	–	0.3	–	–	0.3
Long term debt	–	92.6	–	–	–	92.6	–	93.0	–	–	–	93.0

Total liabilities	638.6	877.0	121.5	173.9	(161.9)	1,649.1	663.5	744.4	112.5	67.1	(73.5)	1,514.0

Total equity	337.5	142.0	73.3	32.4	–	585.2	433.4	149.7	80.6	36.5	–	700.2

Total liabilities and total equity	976.1	1,019.0	194.8	206.3	(161.9)	2,234.3	1,096.9	894.1	193.1	103.6	(73.5)	2,214.2

Significant changes to the Insurance and Reinsurance – Other balance sheet as at December 31, 2011 compared to December 31, 2010 primarily reflected the planned growth of the assets and liabilities of Fairfax Brasil. Portfolio investments at Group Re decreased and remained relatively flat at Advent in 2011 relative to 2010 as a result of cash used in operating activities primarily to fund payments related to the significant catastrophes losses incurred and net unrealized depreciation related to common stocks, partially offset by net unrealized appreciation related to bonds (primarily U.S. treasury and U.S. state bonds at Advent). The year-over-year increase in recoverable from reinsurers in 2011 primarily reflected losses ceded to reinsurers by Advent principally related to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake. The effects in 2011 on the provision for losses and loss adjustment expenses of net favourable development of prior years’ reserves (principally at Advent and Group Re) were more than offset by the increase to the provision for losses and loss adjustment expenses related to the significant catastrophe losses incurred by Advent and Wentworth during 2011, primarily related to the Japan earthquake and tsunami, the New Zealand (Christchurch) earthquake and the Thailand floods and also included losses recoverable from CRC Re under a quota share contract and consequently, CRC Re’s provision for losses and loss adjustment expenses also increased. Total equity of the Insurance and Reinsurance – Other segment decreased by $115.0 in 2011 compared to 2010 primarily as a result of the net loss of $145.2, partially offset by capital contributions from Fairfax to support the capital adequacy of Advent ($24.0) and Wentworth ($20.0) and to fund growth at Fairfax Brasil ($10.0).

Insurance and Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
Northbridge	1.5
Advent	15.9
Ridley	26.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG’s wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed in runoff on January 1, 2006, GFIC since August 17, 2010, Clearwater Insurance since January 1, 2011 and Valiant Insurance since July 1, 2011, and the European Runoff group, consisting of RiverStone Insurance (UK), nSpire Re, Syndicate 3500 and Syndicate 2112 (since October 1, 2010). Both groups are managed by the dedicated RiverStone runoff management operation which has 237 employees in the U.S. and the U.K.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011 have not been restated as the impact was not significant.

On January 1, 2011, the company reclassified the assets, liabilities and results of operations of Clearwater Insurance from the Reinsurance – OdysseyRe reporting segment to the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to the TIG Group. Prior period comparative figures were restated to give effect to this transfer as of January 1, 2010. Clearwater Insurance is an insurance company which has been in runoff since 1999.

On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction (effectively a loss reserve portfolio transfer) resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 of other assets (primarily consisting of net insurance contract receivables) as consideration (reported as premiums in the table below) for the assumption of net loss reserves of $119.6 (reported as losses on claims in the table below). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of GFIC within the Runoff reporting segment following the completion of the acquisition of all of the outstanding common shares of GFIC.

On December 31, 2011, Crum & Forster entered into a reinsurance agreement (the “Reinsurance Agreement”) pursuant to which Runoff (Clearwater Insurance) effectively reinsured 100% of Crum & Forster’s net latent exposures through the cession to US Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998 exclusive of workers’ compensation and surety related liabilities. Pursuant to the Reinsurance Agreement, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. In its assessment of the 2011 performance of Crum & Forster and Runoff, the company’s management does not consider the initial effects of the Reinsurance Agreement and accordingly, the accompanying tables which set out the operating results of Runoff do not give effect to this transaction. Had the Reinsurance Agreement been reflected in the tables below, gross premiums written, net premiums written and net premiums earned would have increased by $334.5 and losses on claims would have increased by $334.5 with the result that Runoff’s operating loss would be unchanged in the year ended December 31, 2011. The 2011 balance sheet for Runoff at December 31, 2011 includes increased portfolio investments of $334.5 and increased losses and loss adjustment expense of $334.5 in connection with this transaction.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2011 and 2010.

	2011	2010
Gross premiums written	122.0	2.5

Net premiums written	120.3	3.0

Net premiums earned	126.4	7.4
Losses on claims	(178.0)	(109.2)
Operating expenses	(85.9)	(81.6)
Interest and dividends	109.9	115.3

Operating loss	(27.6)	(68.1)
Net gains (losses) on investments	388.1	120.5

	360.5	52.4
Excess of fair value of net assets acquired over purchase price	–	83.1

Pre-tax income before interest and other	360.5	135.5

The Runoff segment pre-tax income before interest of $360.5 in 2011 (compared to pre-tax income before interest of $135.5 in 2010), primarily reflected a year-over-year increase in net gains on investments and a decreased operating loss of $27.6 (compared to an operating loss of $68.1 in 2010), partially offset by the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in 2010 related to the acquisition of GFIC. The decreased year-over-year operating loss in 2011 principally reflected lower losses on claims (after adjusting for $119.6 of losses on claims related to the reinsurance-to-close of Syndicate 376 as described above), partially offset by a modest increase in operating expenses and decreased interest and dividends. The increase in operating expenses ($85.9 in 2011 compared to $81.6 in 2010) primarily reflected the inclusion of the operating expenses of Valiant Insurance, Clearwater Insurance and Syndicate 376 in the Runoff reporting segment (as described above) and the year-over-year impact of the consolidation of the operating costs of GFIC, partially offset by a release of provisions for uncollectible reinsurance recoverable balances on paid losses ($7.7). Losses on claims of $178.0 in 2011 primarily reflected incurred losses of $126.2 in US Runoff (principally related to net strengthening of workers’ compensation and asbestos reserves), $119.6 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376, partially offset by net favourable development of $67.8 of prior years’ reserves in European Runoff (primarily related to net favourable emergence of $59.0 across all lines at European Runoff and an $8.8 decrease in provisions for uncollectible reinsurance recoverable balances). Losses on claims of $109.2 in 2010 was primarily impacted by incurred losses of $141.7 in US Runoff (principally related to net strengthening of workers’ compensation and asbestos reserves), partially offset by net favourable development of $32.5 of prior years’ reserves in European Runoff (principally related to $29.8 of net favourable development across all lines and net releases of unallocated loss adjustment expense reserves of $9.7, partially offset by $13.3 of increases to provisions for uncollectible reinsurance recoverable balances). Interest and dividends decreased to $109.9 in 2011 from $115.3 in 2010 primarily as a result of the receipt of a non-recurring dividend on a common stock in 2010, the year-over-year decrease in Runoff’s share of profit of associates and increased expenses incurred in connection with total return swaps (the equity hedges were included as a hedge of US Runoff’s equity exposure effective from June 2011), partially offset by interest and dividends earned on the larger year-over-year average investment portfolio as a result of the Runoff acquisitions and reinsurance-to-close transactions discussed above. Net gains on investments in 2011 and 2010 were comprised as set out in the table below.

	Year ended December 31,
	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(3.6)	117.9
Equity hedges	12.9	(11.3)
Bonds	393.8	(38.4)
CPI-linked and other derivatives	(14.6)	27.8
Foreign currency	(4.5)	(1.6)
Gains on sale of TIG Indemnity Company (described in note 23)	–	7.5
Gain on disposition of associate	–	19.5
Other	4.1	(0.9)

Net gains (losses) on investments	388.1	120.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2011 and 2010, Runoff did not require cash flow funding from Fairfax. Based upon Runoff’s projected plans and absent adverse developments, it is expected that in the future Runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources. Runoff paid dividends to Fairfax of $125.0 (2010 – nil) during 2011.

Set out below are the balance sheets for Runoff as at December 31, 2011 and 2010.

	2011	2010
Assets
Insurance contract receivables	62.2	78.9
Portfolio investments	4,299.3	3,729.4
Recoverable from reinsurers	1,271.8	1,285.2
Deferred income taxes	16.9	71.0
Goodwill and intangible assets	0.2	–
Due from affiliates	80.8	17.7
Other assets	68.6	80.4
Investments in Fairfax affiliates	286.8	286.8

Total assets	6,086.6	5,549.4

Liabilities
Accounts payable and accrued liabilities	145.3	195.4
Income taxes payable	3.3	2.0
Short sale and derivative obligations	1.3	–
Due to affiliates	4.3	–
Funds withheld payable to reinsurers	24.0	25.3
Provision for losses and loss adjustment expenses	4,051.3	3,779.2
Provision for unearned premiums	25.6	27.0
Long term debt	152.7	143.8

Total liabilities	4,407.8	4,172.7

Total equity	1,678.8	1,376.7

Total liabilities and total equity	6,086.6	5,549.4

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European Runoff balance sheet excludes approximately $0.9 billion of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. At December 31, 2011, the presentation of the Runoff deferred tax asset changed to present only the operating losses and temporary differences where it is probable that they will be utilized in the future by the runoff operations. In prior years, the Runoff deferred tax asset included operating losses of U.S. Runoff which had been used by other Fairfax subsidiaries within the U.S. consolidated tax group (these tax losses are eliminated in the preparation of the company’s consolidated balance sheet). Management believes that the presentation adopted in 2011 better reflects the total equity of Runoff. The 2010 comparative Runoff balance sheet has been revised to reflect this change in presentation. Significant changes to the 2011 balance sheet of the Runoff segment compared to 2010 primarily reflected the impact of the Reinsurance Agreement wherein Clearwater Insurance agreed to reinsure substantially all of Crum & Forster’s net latent exposures, the acquisition of Valiant Insurance from Crum & Forster and the reinsurance-to-close of Syndicate 376 (collectively “the acquisitions”). The acquisitions increased portfolio investments, provision for losses and loss adjustment expenses and recoverable from reinsurers by $486.4, $602.7 and $217.0 respectively at December 31, 2011 compared to December 31, 2010.

Prior to giving effect to the acquisitions, portfolio investments increased by $83.5 in 2011 compared to 2010 primarily as a result of net realized and unrealized appreciation of bonds (primarily U.S. treasury and U.S. state and municipal bonds), partially offset by cash used in operating activities. Approximately $634.3 and $264.6 of the total $4,299.3 of portfolio investments held at December 31, 2011 by U.S. Runoff and European Runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Prior to giving effect to the acquisitions, recoverable from reinsurers decreased by $230.4 in 2011 compared to 2010, primarily as a result of the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances. At December 31, 2011, recoverable from reinsurers included recoverables related to asbestos and pollution claims of $440.4 primarily at TIG and Clearwater Insurance. The deferred income tax asset decreased by $54.1 in 2011 compared to 2010 primarily as a result of increased net unrealized investment gains and changes in other temporary differences. Prior to giving effect to the acquisitions, the provision for loss and loss adjustment expenses decreased by $330.6 in 2011 compared to 2010 reflecting the continued progress by Runoff in settling its remaining claims. The long term debt of $152.7 relates to TIG’s acquisition of GFIC as described in note 23 to the consolidated financial statements for the year ended December 31, 2011. Total equity of the Runoff segment increased by $302.1 in 2011 compared to 2010 primarily as a result of net earnings and a capital contribution of $50.0 from Fairfax in the form of a promissory note made to U.S. Runoff to support the capital adequacy of Clearwater Insurance, partially offset by $125.0 of dividends paid to Fairfax.

Runoff’s investments in Fairfax affiliates as at December 31, 2011 consist of:

Affiliate	% interest
OdysseyRe	21.2
Advent	17.5
TRG Holdings	21.0

Other(1)

	2011	2010
Revenue	649.8	549.1
Expenses	(636.5)	(538.7)

Pre-tax income before interest	13.3	10.4
Interest expense	(0.7)	(0.6)

Pre-tax income	12.6	9.8

(1)

These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley and Sporting Life since their respective acquisition dates of August 16, 2011 and December 22, 2011.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley and Sporting Life. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada) and Sporting Life (a Canadian retailer of sporting goods and sports apparel) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011 and December 22, 2011, pursuant to the transactions described in note 23 to the consolidated financial statements for the year ended December 31, 2011.

Ridley’s sales and expenses fluctuate with changes in raw materials prices. Ridley’s revenues in 2011 of $635.0 compared with revenues of $549.1 in 2010. The year-over-year increase in revenues is primarily the result of higher raw material prices. Ridley’s expenses in 2011 increased to $619.7 compared to expenses of $538.7 in 2010. As with sales, the increase in expenses is primarily the result of higher raw material prices in 2011. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley and Sporting Life.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and Dividends

Consolidated interest and dividend income of $705.3 decreased 0.9% from $711.5 in 2010. The year-over-year decrease was attributable to lower yields due to increased investment expenses incurred in connection with total return swaps, partially offset by a larger average investment portfolio resulting from the acquisitions completed in 2011 and 2010. The consolidated share of profit of associates was $1.8 in 2011 compared to $46.0 in 2010, with the decrease principally related to the year-over-year increase of $55.6 in the company’s share of the losses of ICICI Lombard which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool. Additional information related to consolidated interest and dividend income is provided in the Investments section in this MD&A.

Net Gains on Investments

Consolidated net investment gains in 2011 of $691.2 were primarily comprised of $1,278.7 of net gains on bonds, partially offset by $378.9 of net losses (primarily unrealized) related to equity and equity-related holdings after equity hedges and $233.9 of unrealized losses related to CPI-linked derivatives. Additional information related to consolidated net gains on investments is provided in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense increased 9.5% to $214.0 in 2011 from $195.5 in 2010, primarily as a result of the company’s issuances during 2011 of $500.0 and Cdn$400.0 of its unsecured senior notes, interest expense on First Mercury’s trust preferred securities (assumed on February 9, 2011) net of subsequent redemptions and repurchases of those securities, the year-over-year increase to interest expense following the company’s issuance in 2010 of Cdn$275.0 of its senior unsecured notes, the year-over-year increase in interest expense on the TIG Note issued in connection with the acquisition of GFIC on August 17, 2010 and on the redeemable debentures of Zenith National (assumed on May 20, 2010) net of subsequent repurchases of those securities, partially offset by the repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes respectively. Transactions in the long term debt of the company are more fully described in note 15 to the consolidated financial statements for the year ended December 31, 2011. Consolidated interest expense was comprised of the following:

	2011	2010
Fairfax	152.7	125.9
Crum & Forster (including $3.8 in 2011 related to First Mercury)	15.0	28.3
Zenith National	3.3	2.5
OdysseyRe	28.9	30.5
Advent	4.5	4.5
Runoff (TIG)	8.9	3.2
Ridley	0.7	0.6

	214.0	195.5

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	2011	2010
Fairfax corporate overhead	115.2	84.2
Subsidiary holding companies’ corporate overhead	95.0	71.0
Holding company interest and dividends	(6.3)	(17.1)
Holding company net (gains) losses on investments	(98.5)	115.2
Investment management and administration fees	(73.0)	(65.7)

	32.4	187.6

Fairfax corporate overhead expense in 2011 increased to $115.2 from $84.2 in 2010, primarily as a result of increased legal expenses in 2011 and a non-recurring recovery of a corporate reinsurance recoverable in 2010 which was fully provided for in a prior period. Subsidiary holding companies’ corporate overhead expense in 2011 increased to $95.0 from $71.0 in 2010, primarily as a result of non-recurring personnel costs at Northbridge, Zenith National and Advent, restructuring charges incurred at Northbridge ($18.4) in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance) and restructuring charges incurred at Crum & Forster ($6.2) related to the integration of First Mercury, partially offset by lower charitable donations made by the operating companies (the amount of charitable donations of operating companies is principally determined as a percentage of each operating companies’ earnings before income taxes). Interest and dividends earned on holding company cash and investments of $6.3 decreased in 2011 compared to 2010 as a result of increased expenses incurred in connection with total return swaps partially offset by increased interest income earned on fixed income investments and increased share of profit of associates. Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees increased to $73.0 in 2011 from $65.7 in 2010 primarily as a result of the incremental management fees earned as a result of the consolidation of Zenith National and GFIC. In addition, the corporate and other reporting segment included a $41.6 net loss related to the repurchase of $298.2 principal amount of Fairfax unsecured senior notes pursuant to the transaction described in note 15 to the company’s consolidated financial statements for the year ended December 31, 2011.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(38.9)	65.0
Equity hedges	118.5	(194.3)
Bonds	16.5	26.3
Preferred stocks	1.7	(11.8)
Foreign currency	(0.9)	6.6
Other	1.6	(7.0)

Net gains (losses) on investments	98.5	(115.2)

Income Taxes

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s statutory income tax rate.

The $186.9 recovery of income taxes in 2010 differed from the income tax provision that would be determined by applying the company’s Canadian statutory income tax rate of 31.0% to the earnings before income taxes of $151.1 primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses and the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, partially offset by withholding taxes paid on an intercompany dividend from the U.S. to Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-controlling Interests

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings for the years ended December 31 is comprised as follows:

	2011	2010
Ridley	2.1	1.3
Fairfax Asia	0.6	0.9

	2.7	2.2

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,026.7 ($962.8 net of $63.9 of holding company short sale and derivative obligations) at December 31, 2011, compared to $1,540.7 at December 31, 2010 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2011 included the following outflows – the payment of $766.8 (inclusive of $39.7 paid to Zenith National) to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes as described in note 15 to the consolidated financial statements for the year ended December 31, 2011 (funding from the holding company was provided to Crum & Forster through a capital contribution ($359.3) and to OdysseyRe through a reduction of an outstanding balance on an intercompany revolving line of credit ($47.9)), the payment of $294.3 in respect of the company’s acquisition of First Mercury (the holding company contributed to Crum & Forster its investment in First Mercury of $294.3 plus additional cash of $31.3 to fund the repayment of First Mercury’s short term debt), the capital contribution of $85.0 made to Fairfax Asia to facilitate the acquisition of 100% of Pacific Insurance ($71.5) and to fund the participation in an ICICI Lombard rights offering ($19.8), the payment of $30.8 (Cdn$31.5) in respect of the company’s acquisition of Sporting Life and the payment of $257.4 of common and preferred share dividends; and the following inflows – the receipt of $493.9 of net proceeds on the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021, the receipt of $405.6 (Cdn$396.0) of net proceeds on the issuance of Cdn$400 principal amount of 6.40% unsecured senior notes due 2021, $309.1 of dividends (received from Crum & Forster ($104.0), Runoff ($125.0), Zenith National ($36.7) and associates ($43.4, primarily $37.1 received from Cunningham Lindsey Group)), the receipt of $112.4 of holding company corporate income tax refunds and $97.3 of net cash received with respect to long and short equity and equity index total return swaps. The carrying values of holding company investments vary with changes in the fair values of those securities.

Insurance contract receivables increased by $258.8 to $1,735.4 at December 31, 2011 from $1,476.6 at December 31, 2010 primarily as a result of increased year-over-year premiums receivable balances at OdysseyRe ($141.4), Advent ($21.0), Zenith National ($29.0) and Fairfax Brasil ($36.7) principally as a result of growth in premium volumes, the consolidation of the insurance contract receivables of First Mercury ($26.7) and Pacific Insurance ($10.5) and insurance contract receivables acquired in connection with the reinsurance-to-close of Syndicate 376 ($3.6).

Portfolio investments comprise investments carried at fair value and equity accounted investments (at December 31, 2011, the latter primarily included the company’s investments in Gulf Insurance, ICICI Lombard, Cunningham Lindsey Group, The Brick and other partnerships and trusts), the aggregate carrying value of which was $23,466.0 at December 31, 2011 ($23,359.7 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2010 of $21,976.2 ($21,825.8 net of subsidiary short sale and derivative obligations). The net $1,533.9 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2011 compared to December 31, 2010 primarily reflected net unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds), net unrealized appreciation related to the company’s equity hedges, the consolidation of the investment portfolios of First Mercury, Pacific Insurance and Syndicate 376 ($822.3, $80.2 and $114.8 respectively) and net cash provided by the operating activities of the company’s insurance and reinsurance operations, partially offset by net unrealized depreciation related to the company’s equity and equity-related holdings, the payment of dividends to Fairfax, net cash used by the operating activities of the runoff operations and the unfavourable impact of foreign currency translation.

Major movements in portfolio investments in 2011 included the following: subsidiary cash and short term investments including cash and short term investments pledged for short sale and derivative obligations increased by $2,809.4, primarily reflecting the sale of approximately 51.4% of the company’s holdings of U.S. treasury bonds with the $1,673.7 of proceeds from the sales retained in cash or reinvested into short term investments, net cash received in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts and the consolidation of the cash and short term investments of First Mercury and Pacific Insurance. Bonds decreased by $860.4, primarily reflecting the sale of U.S. treasury bonds (discussed above), partially offset by net unrealized appreciation principally related to U.S. treasury and U.S. state and municipal bonds and the consolidation of the bond portfolios of First Mercury and Pacific Insurance. Common stocks decreased by $470.2, primarily reflecting net unrealized depreciation of common stocks, partially offset by purchases of certain limited partnerships. The increase of $216.4 related to investments in associates primarily reflected investments made in certain limited partnerships and the cashless exercise of The Brick warrants as described in note 6 to the consolidated financial statements for the year ended December 31, 2011. Derivatives and other invested assets net of short sale and derivative obligations decreased $140.7 principally as a result of net unrealized depreciation related to CPI-linked derivatives and the effect of the cashless exercise of The Brick warrants (referred to above), partially offset by decreased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swap and foreign exchange forward derivative contracts and the purchase of additional CPI-linked derivatives in the early part of 2011.

Recoverable from reinsurers increased by $441.1 to $4,198.1 at December 31, 2011 from $3,757.0 at December 31, 2010 with the increase primarily related to the consolidation of the recoverable from reinsurers of First Mercury ($330.5) and Pacific Insurance ($43.6), the recoverable from reinsurers acquired in connection with the reinsurance-to-close of Syndicate 376 ($81.7), the effects of losses ceded to reinsurers by OdysseyRe, Advent and Group Re principally related to the Japan earthquake and tsunami and increased business volume at Fairfax Asia and Fairfax Brasil, partially offset by the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances. Additional detail related to the company’s recoverable from reinsurers appear later in this section of this MD&A.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset increased during the year by $137.7 to $628.2 at December 31, 2011 from $490.5 at December 31, 2010, with the change primarily attributable to increased operating loss carryovers in the U.S. and Canada, increased unrealized investment losses and increased discounting on claims reserves.

At December 31, 2011, the deferred income tax asset of $628.2 consisted of $122.6 related to operating and capital losses and $505.6 of temporary differences (which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes). The operating and capital losses (with the capitalized amount of those operating and capital losses shown in parentheses) relate to losses in Canada of $148.2 ($38.0), losses in the U.S. of $158.9 ($56.0) and losses in Europe (related to Advent) of $114.6 ($28.6). In addition to these capitalized losses, management has not recorded deferred tax assets in respect of operating losses of $655.0, $49.4 and $46.3 in Europe, Canada and in the U.S respectively.

At December 31, 2010, the deferred income tax asset of $490.5 consisted of $54.3 related to operating and capital losses and $436.2 of temporary differences. The operating and capital losses (with the capitalized amount of those operating and capital losses in parentheses) relate to losses in Canada of $60.2 ($15.5), losses in the U.S. of $18.9 ($7.2) and losses in Europe (related to Advent) of $130.6 ($31.6). In addition to these capitalized losses, management has not recorded deferred tax assets in respect of operating losses of $891.9, $49.6 and $46.3 in Europe, Canada and in the U.S respectively.

Management reviews the recoverability of the deferred income tax asset on a quarterly basis. The net temporary differences principally relate to insurance-related balances such as provision for losses and loss adjustment expenses, provision for unearned premiums and deferred premium acquisition costs, foreign tax credits at OdysseyRe, intangibles assets which arose on privatization and acquisition transactions and investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations. Management expects that the recorded deferred income tax asset will be realized in the normal course of operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Goodwill and intangible assets of $1,115.2 at December 31, 2011 increased by $166.1 from $949.1 at December 31, 2010 primarily as a result of the acquisitions of First Mercury, Pacific Insurance and Sporting Life which increased goodwill and intangible assets by $134.2, $25.5 and $24.5 respectively (as described in note 23 to the consolidated financial statements for the year ended December 31, 2011), partially offset by the effect of foreign currency translation on the goodwill and intangible assets of Northbridge and Polish Re. Consolidated goodwill of $696.3 ($572.1 at December 31, 2010) and intangible assets of $418.9 ($377.0 at December 31, 2010) are comprised primarily of goodwill and the value of customer and broker relationships and brand names which arose on the acquisitions of First Mercury and Pacific Insurance during 2011, Zenith National during 2010 and Polish Re during 2009, and the privatization of Northbridge and OdysseyRe during 2009. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years. The intended use, expected life and economic benefit to be derived from intangible assets are re-evaluated by the company when there are potential indicators of impairment. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2011 and it was concluded that no impairment had occurred.

Other assets decreased by $79.6 to $821.4 at December 31, 2011 from $901.0 at December 31, 2010 primarily as a result of decreased income taxes refundable balances, partially offset by the consolidation of the other assets of First Mercury, Pacific Insurance, William Ashley and Sporting Life. Income taxes refundable decreased by $132.0 to $85.2 at December 31, 2011 from $217.2 at December 31, 2010 as a result of the collection of income tax refunds during 2011.

Provision for losses and loss adjustment expenses increased by $1,182.9 to $17,232.2 at December 31, 2011 from $16,049.3 at December 31, 2010 with the increase primarily reflecting the consolidation of the provision for losses and loss adjustment expenses of First Mercury ($789.4) and Pacific Insurance ($53.0), the provision for losses and loss adjustment expenses assumed in connection with the reinsurance-to-close of Syndicate 376 ($160.5), the effects of significant catastrophe losses incurred by OdysseyRe, Advent and Group Re related to the Japan earthquake and tsunami, the Thailand floods and the New Zealand (Christchurch) earthquake and increased business volume at Fairfax Asia, partially offset by the continued progress by Runoff in settling claims and the effects of the soft underwriting cycle and competitive market conditions at Crum & Forster. Additional detail related to the company’s provision for losses and loss adjustment expenses appear later in this section of this MD&A.

Non-controlling interests increased by $4.6 to $45.9 at December 31, 2011 from $41.3 at December 31,2010, principally as a result of the acquisition of Sporting Life, as described in note 23 to the consolidated financial statements for the year ended December 31, 2011 and net earnings attributable to non-controlling interests. The non-controlling interests balance at December 31, 2011 and December 31, 2010 primarily related to Ridley.

Comparison of 2010 to 2009 – Total assets at December 31, 2010 increased to $31,448.1 from $28,148.4 at December 31, 2009, primarily reflecting the consolidation of Zenith National and GFIC pursuant to the acquisition transactions described in note 23 to the consolidated financial statements for the year ended December 31, 2011. Holding company debt (including other long term obligations) at December 31, 2010 increased to $1,809.6 from $1,410.4 at December 31, 2009, primarily reflecting the issuance of Cdn$275.0 principal amount of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), the issuance of the contingent note in connection with the acquisition of GFIC as described in note 23 to the consolidated financial statements for the year ended December 31, 2011, and the foreign currency translation effect during 2010 of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the elimination on consolidation of Zenith National’s holdings of Fairfax’s debt securities as described in note 15 to the consolidated financial statements for the year ended December 31, 2011. Subsidiary debt at December 31, 2010 increased to $919.5 from $902.9 at December 31, 2009, primarily reflecting the consolidation of Zenith National’s redeemable securities pursuant to the acquisition transaction described in note 23 to the consolidated financial statements for the year ended December 31, 2011, partially offset by the elimination on consolidation of Zenith National’s holdings of OdysseyRe’s debt securities as described in note 15 to the consolidated financial statements for the year ended December 31, 2011.

Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company under U.S. insurance regulations, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.9 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2011, as described in note 5 to the consolidated financial statements for the year ended December 31, 2011, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $29.8 in 2011 and net unfavourable development of $14.7 in 2010 were comprised as shown in the following table:

		Favourable/(Unfavourable)
		2011	2010
Insurance	– Canada (Northbridge)	39.6	1.2
	– U.S. (Crum & Forster and Zenith National)	(61.8)	(11.3)
	– Asia (Fairfax Asia)	17.6	10.0
Reinsurance	– OdysseyRe	51.4	3.6
Insurance and Reinsurance – Other		39.7	32.4

Insurance and reinsurance operating companies		86.5	35.9
Runoff		(56.7)	(50.6)

Net favourable (unfavourable) reserve development		29.8	(14.7)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
Provision for claims – beginning of year – net	12,794.1	11,448.6 (2)	11,008.5	10,624.8	10,633.8
Foreign exchange effect of change in provision for claims	(122.3)	167.4	393.3	(580.3)	328.8
Provision for claims occurring:
In the current year	4,297.2	3,154.5	3,091.8	3,405.4	3,122.5
In the prior years	(29.8)	14.7	30.3	55.4	22.8
Paid on claims during the year related to:
The current year	(1,221.3)	(736.9)	(729.9)	(835.5)	(786.3)
The prior years	(2,639.5)	(2,612.9)	(2,424.9)	(2,034.2)	(2,696.8)
Provision for claims of companies acquired during the year at December 31	632.8	1,358.7	68.4	372.9	—

Provision for claims at December 31 before the undernoted	13,711.2	12,794.1	11,437.5 (2)	11,008.5	10,624.8
CTR Life	24.2	25.3	27.6	34.9	21.5

Provision for claims – end of year – net	13,735.4	12,819.4	11,465.1	11,043.4	10,646.3
Reinsurers’ share of provision for claims	3,496.8	3,229.9	3,301.6	3,685.0	4,401.8

Provision for claims – end of year – gross	17,232.2	16,049.3	14,766.7	14,728.4	15,048.1

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)

Provision for claims at January 1, 2010 reflects certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

The foreign exchange effect of change in provision for claims principally relates to the impact in 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar and the Euro. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2001, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2011. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge(1)

	2011	2010	2009	2008	2007
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	1,994.3	1,973.3	1,931.8	1,696.0	1,640.2

Incurred losses on claims and LAE
Provision for current accident year’s claims	766.8	769.2	849.4	925.3	778.4
Foreign exchange effect on claims	3.2	(7.9)	(36.6)	59.2	(46.8)
Increase (decrease) in provision for prior accident years’ claims	(39.2)	(1.3)	(16.0)	(67.1)	(31.5)

Total incurred losses on claims and LAE	730.8	760.0	796.8	917.4	700.1

Payments for losses on claims and LAE
Payments on current accident year’s claims	(280.9)	(266.3)	(272.3)	(298.6)	(267.9)
Payments on prior accident years’ claims	(413.5)	(472.7)	(483.0)	(383.0)	(376.4)

Total payments for losses on claims and LAE	(694.4)	(739.0)	(755.3)	(681.6)	(644.3)

Provision for claims and LAE at December 31	2,030.7	1,994.3	1,973.3	1,931.8	1,696.0
Exchange rate	0.9821	1.0064	0.9539	0.8100	1.0132
Provision for claims and LAE at December 31 converted to U.S. dollars	1,994.3	2,007.0	1,882.3	1,564.8	1,718.4

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(In Cdn$)
Provision for claims including LAE	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7
Cumulative payments as of:
One year later	200.7	273.7	233.4	279.1	353.1	376.4	383.0	483.0	472.7	413.5
Two years later	366.6	396.9	377.9	441.8	594.2	619.5	656.0	796.8	759.9
Three years later	451.4	500.1	493.3	576.0	777.3	835.4	887.0	1,027.6
Four years later	527.2	577.1	585.1	707.7	937.7	1,000.9	1,056.8
Five years later	580.6	632.3	671.0	803.4	1,055.5	1,115.1
Six years later	616.3	687.0	729.7	878.5	1,129.0
Seven years later	654.4	722.3	778.9	923.3
Eight years later	677.3	753.3	804.2
Nine years later	701.5	773.3
Ten years later	718.2
Reserves re-estimated as of:
One year later	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1
Two years later	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0
Three years later	721.8	812.2	890.1	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5
Four years later	741.6	826.9	903.2	1,107.2	1,400.2	1,507.9	1,634.3
Five years later	752.2	836.6	924.4	1,117.7	1,398.4	1,513.5
Six years later	762.1	857.9	935.0	1,124.7	1,403.1
Seven years later	780.4	862.7	945.3	1,123.7
Eight years later	784.7	876.1	947.4
Nine years later	803.0	878.5
Ten years later	806.7
Favourable (unfavourable) development	(184.8)	(149.6)	(92.0)	30.2	5.6	126.7	61.7	30.3	11.3	37.2

Northbridge experienced net favourable development of prior years’ reserves of Cdn$37.2 during 2011 as a result of net favourable development of Cdn$39.2, partially offset by the effect of net unfavourable foreign currency movements of Cdn$2.0 related to the translation of the U.S. dollar-denominated claims reserves of Commonwealth and Markel. The net favourable reserve development of prior years’ reserves of Cdn$39.2 primarily reflected net favourable development in Northbridge’s large account, direct agent small-to-mid market segment and transportation segments, partially offset by net adverse development in its broker small-to-mid market segment. The total unfavourable impact of the effect of foreign currency translation on claims reserves of Cdn$3.2 was principally related to the strengthening of the U.S. dollar relative to the Canadian dollar in 2011 and comprised Cdn$2.0 related to prior years’ reserves and Cdn$1.2 related to the current year’s reserves.

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
As at December 31	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(In Cdn$)
End of first year	621.9	299.5	404.2	522.4	573.1	531.6	508.1	640.8	572.4	501.2	487.1
One year later	630.1	253.3	346.4	467.2	646.8	499.2	505.1	631.7	547.6	467.9
Two years later	672.3	271.0	342.3	437.2	600.5	485.9	501.3	649.1	543.4
Three years later	721.8	271.3	336.9	426.9	584.4	463.2	503.5	650.3
Four years later	741.6	275.4	340.3	416.2	561.6	462.5	497.1
Five years later	752.2	275.2	340.2	416.1	552.8	463.5
Six years later	762.1	278.3	346.0	412.8	558.5
Seven years later	780.4	278.6	342.9	409.6
Eight years later	784.8	273.9	342.6
Nine years later	803.0	272.5
Ten years later	806.7
Favourable (unfavourable) development	(29.7)%	9.0%	15.2%	21.6%	2.5%	12.8%	2.2%	(1.5)%	5.1%	6.6%

Accident year 2010 experienced net favourable development due to better than expected emergence across all lines and all segments. Accident year 2009 reflected net favourable development due to better than expected emergence on commercial property and commercial liability claims reserves and in Northbridge’s large account segment. Accident year 2008 reflected net adverse development due to worse than expected emergence on commercial liability and commercial automobile claims reserves. Accident years 2002 to 2007 reflected net favourable development due to better than expected emergence on commercial automobile and property claims reserves. Reserves for the 2001 and prior accident years were impacted by pre-1990 general liability claims reserves.

U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	2,588.5	1,774.3 (2)	2,038.3	1,668.9	1,686.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	966.7	532.3	566.0	802.8	816.8
Increase (decrease) in provision for prior accident years’ claims	61.8	11.3	(25.0)	59.0	(46.6)

Total incurred losses on claims and LAE	1,028.5	543.6	541.0	861.8	770.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(259.1)	(143.1)	(157.0)	(228.3)	(217.2)
Payments on prior accident years’ claims(3)	(750.0)	(550.6)	(632.9)	(264.1)	(571.0)

Total payments for losses on claims and LAE	(1,009.1)	(693.7)	(789.9)	(492.4)	(788.2)

Provision for claims and LAE at December 31 before the undernoted	2,607.9	1,624.2	1,789.4 (2)	2,038.3	1,668.9

A&E reserves transferred to Runoff(4)	(334.5)	–	–	–	–

Insurance subsidiaries acquired during the year(5)	503.1	964.3	–	–	–

Provision for claims and LAE at December 31	2,776.5	2,588.5	1,789.4	2,038.3	1,668.9

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)

Provision for claims at January 1, 2010 reflects certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)	Reduced by $302.5 of proceeds from a significant reinsurance commutation in 2008.

(4)	U.S. Runoff assumed substantially all of Crum & Forster’s liabilities for asbestos and environmental claims reserves in December 2011.

(5)	First Mercury inclusive of the Valiant Insurance business, in 2011 and Zenith National in 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Crum & Forster (and Zenith since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith since 2010)

	Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provision for claims including LAE	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,273.4
Cumulative payments as of:
One year later	447.0	161.3	460.0	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5
Two years later	525.0	514.5	792.2	796.7	848.7	629.2	649.0	1,048.7	1,258.8
Three years later	812.4	780.0	1,045.1	1,066.1	804.7	904.3	971.2	1,670.9
Four years later	1,029.8	970.2	1,257.1	959.6	1,013.8	1,153.9	1,524.3
Five years later	1,185.5	1,144.6	1,111.5	1,118.3	1,209.9	1,661.7
Six years later	1,337.6	960.8	1,241.7	1,280.2	1,693.5
Seven years later	1,137.6	1,064.1	1,385.6	1,745.4
Eight years later	1,232.6	1,182.6	1,841.8
Nine years later	1,344.5	1,617.7
Ten years later	1,772.6
Reserves re-estimated as of:
One year later	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3
Two years later	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4
Three years later	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1
Four years later	1,438.6	1,296.8	1,545.5	1,616.7	1,653.0	1,732.0	1,754.7
Five years later	1,437.0	1,330.0	1,674.8	1,658.2	1,688.5	1,774.6
Six years later	1,469.0	1,457.2	1,719.4	1,687.3	1,737.3
Seven years later	1,592.4	1,472.9	1,746.8	1,729.8
Eight years later	1,607.5	1,488.8	1,789.3
Nine years later	1,623.9	1,521.5
Ten years later	1,657.0
Favourable (unfavourable) development	(338.8)	(283.1)	(251.1)	(151.6)	(126.7)	(87.7)	(85.8)	(24.8)	(44.0)	(61.8)

In 2011, U.S. Insurance experienced net adverse development of prior years’ reserves of $61.8. Crum & Forster experienced $37.3 of net adverse development of prior years’ reserves, primarily related to workers’ compensation and latent liability claims reserves, partially offset by a reduction in its provision for uncollectible reinsurance recoverables. Zenith National experienced $24.5 of net adverse development of prior years’ reserves in 2011 primarily as a result of increased paid loss costs trends for recent accident years (moderated to some extent by an increased number of claim settlements) and increased frequency of late reported indemnity claims reserves related to the 2010 accident year.

The following table is derived from the “U.S. Insurance Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
End of first year	1,459.0	378.2	452.4	568.0	599.4	678.1	682.9	681.2	553.7	634.1	707.6
One year later	1,478.5	344.4	415.0	508.8	588.2	667.9	665.8	691.8	562.8	637.9
Two years later	1,552.5	342.7	420.6	493.8	561.3	628.9	646.3	674.5	564.8
Three years later	1,561.5	347.1	409.3	452.2	559.4	600.2	634.2	687.7
Four years later	1,579.3	337.3	408.3	439.8	530.6	596.3	636.3
Five years later	1,577.8	338.5	410.4	436.8	536.9	586.1
Six years later	1,609.8	342.3	439.3	438.4	541.7
Seven years later	1,733.2	342.9	450.9	440.3
Eight years later	1,748.3	342.4	462.9
Nine years later	1,764.7	337.6
Ten years later	1,801.6
Favourable (unfavourable) development	(23.5)%	10.7%	(2.3)%	22.5%	9.6%	13.6%	6.8%	(1.0)%	(2.0)%	(0.6)%

Accident years 2008 to 2010 experienced net adverse development principally related to unfavourable trends on workers’ compensation claims reserves. Accident year 2002 and accident years 2004 to 2007, experienced net favourable development principally attributable to favourable emergence resulting from decreased loss activity primarily on workers’ compensation, general liability and commercial multi-peril claims reserves. Accident year 2003 experienced net adverse development related to a single large general liability claim with significant allocated loss adjustment expenses. Net adverse development in the 2001 and prior accident years reflected the impact of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during the 2001 and prior period, and included strengthening of asbestos, environmental and latent claims reserves.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. Pacific Insurance was included in the Fairfax Asia reporting segment beginning in 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	203.0	138.7	113.2	91.0	87.6

Incurred losses on claims and LAE
Provision for current accident year’s claims	144.6	130.2	92.8	65.5	43.1
Foreign exchange effect on claims	(3.1)	12.7	2.5	0.1	2.2
Increase (decrease) in provision for prior accident years’ claims	(17.6)	(10.0)	(8.1)	3.4	(4.4)

Total incurred losses on claims and LAE	123.9	132.9	87.2	69.0	40.9

Payments for losses on claims and LAE
Payments on current accident year’s claims	(24.5)	(24.0)	(20.7)	(15.9)	(11.0)
Payments on prior accident years’ claims	(62.2)	(44.6)	(41.0)	(30.9)	(26.5)

Total payments for losses on claims and LAE	(86.7)	(68.6)	(61.7)	(46.8)	(37.5)

Insurance subsidiaries acquired during the year(2)	25.8	–	–	–	–

Provision for claims and LAE at December 31	266.0	203.0	138.7	113.2	91.0

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	Pacific Insurance in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Asia’s Calendar Year Claims Reserve Development

					Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provision for claims including LAE	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0
Cumulative payments as of:
One year later	19.0	10.1	7.9	13.3	15.6	26.5	30.9	41.0	44.6	62.2
Two years later	26.1	14.1	13.1	21.9	32.6	45.2	49.8	56.5	65.2
Three years later	27.9	16.5	15.9	29.1	44.6	56.3	55.8	62.8
Four years later	29.1	17.8	17.3	32.6	50.3	58.8	58.0
Five years later	29.5	18.2	17.9	33.8	51.1	59.9
Six years later	29.7	18.5	18.2	34.2	51.5
Seven years later	29.8	18.7	18.3	34.3
Eight years later	30.0	18.8	18.2
Nine years later	30.0	18.8
Ten years later	30.0
Reserves re-estimated as of:
One year later	32.8	22.4	24.9	59.6	79.6	84.5	94.9	106.0	136.3	185.0
Two years later	32.3	22.2	23.1	58.2	72.2	84.1	84.7	100.2	124.5
Three years later	32.2	21.3	21.2	49.9	71.8	75.0	79.5	93.2
Four years later	31.5	20.5	20.0	48.3	64.7	72.2	75.4
Five years later	30.8	19.6	20.0	43.5	63.4	69.4
Six years later	30.2	19.8	19.2	42.9	60.7
Seven years later	30.4	19.6	19.2	41.3
Eight years later	30.4	19.7	19.4
Nine years later	30.4	19.8
Ten years later	30.4
Favourable (unfavourable) development	(0.8)	3.3	5.7	13.4	14.0	18.2	15.6	20.0	14.2	18.0

Fairfax Asia experienced net favourable development of prior years’ reserves of $18.0 during 2011 as a result of net favourable development of $17.6 and net favourable foreign currency movements of $0.4 related to the translation of prior accident years’ claims reserves denominated in foreign currencies. The net favourable development of prior years’ reserves primarily related to net favourable emergence related to commercial automobile, marine hull and workers’ compensation claims reserves. The total favourable impact of the effect of foreign currency translation on claims reserves of $3.1 was principally related to the strengthening of the U.S. dollar relative to the Singapore dollar in 2011 and was comprised of net favourable development of $0.4 on prior accident years’ reserves and net favourable development of $2.7 on the current accident year’s reserves.

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	4,857.2	4,666.3	4,560.3	4,475.6	4,403.1

Transfer of Clearwater Insurance to U.S. Runoff(2)	(484.2)	–	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,863.7	1,320.6	1,313.3	1,518.8	1,367.9
Foreign exchange effect on claims	(38.0)	46.5	58.8	(143.2)	26.6
Increase (decrease) in provision for prior accident years’ claims	(51.4)	(3.6)	(11.3)	(10.1)	40.5

Total incurred losses on claims and LAE	1,774.3	1,363.5	1,360.8	1,365.5	1,435.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(439.0)	(184.4)	(230.6)	(264.8)	(251.4)
Payments on prior accident years’ claims	(918.8)	(988.2)	(1,024.2)	(1,016.0)	(1,111.1)

Total payments for losses on claims and LAE	(1,357.8)	(1,172.6)	(1,254.8)	(1,280.8)	(1,362.5)

Provision for claims and LAE at December 31	4,789.5	4,857.2	4,666.3	4,560.3	4,475.6

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	OdysseyRe transferred Clearwater Insurance to U.S. Runoff in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development(1)

					Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provision for claims including LAE	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5
Cumulative payments as of:
One year later	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0
Two years later	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8
Three years later	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1
Four years later	1,601.6	1,562.6	1,898.4	2,221.0	2,520.9	2,661.8	2,887.8
Five years later	1,665.8	1,932.4	2,206.1	2,490.5	2,831.1	3,347.6
Six years later	1,968.7	2,188.1	2,426.5	2,734.3	3,463.2
Seven years later	2,173.5	2,373.8	2,625.8	3,323.4
Eight years later	2,327.9	2,546.2	3,179.9
Nine years later	2,476.7	3,078.9
Ten years later	2,987.9
Reserves re-estimated as of:
One year later	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8
Two years later	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4
Three years later	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3
Four years later	2,468.0	2,827.3	3,293.8	3,837.5	4,320.5	4,623.1	4,534.5
Five years later	2,725.8	3,076.8	3,414.1	3,950.1	4,393.0	4,628.3
Six years later	2,973.6	3,202.2	3,534.4	4,023.3	4,406.7
Seven years later	3,079.3	3,324.8	3,606.0	4,046.7
Eight years later	3,193.7	3,396.0	3,637.8
Nine years later	3,269.3	3,429.2
Ten years later	3,302.4
Favourable (unfavourable) development	(1,628.0)	(1,584.6)	(1,296.9)	(914.2)	(541.3)	(225.2)	(58.9)	(1.0)	15.9	51.4

(1)	The table above reflects the transfer of the business of Clearwater Insurance to U.S. Runoff effective January 1, 2011.

OdysseyRe experienced net favourable development of prior years’ reserves of $51.4 in 2011, attributable to net favourable development in its Americas ($27.0), EuroAsia ($12.2), U.S. Insurance ($6.2) and London Market ($6.0) divisions primarily related to favourable emergence on prior years’ catastrophe loss reserves and its healthcare and financial products lines of business.

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
As at December 31	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
End of first year	1,674.4	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7
One year later	1,740.2	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6
Two years later	1,904.2	661.6	856.4	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3
Three years later	2,155.4	675.4	824.1	1,074.6	1,297.5	1,031.1	1,025.8	1,042.8
Four years later	2,468.2	717.7	818.8	1,055.9	1,284.1	1,017.4	1,017.3
Five years later	2,725.8	719.4	813.7	1,048.1	1,283.4	1,008.9
Six years later	2,973.6	739.1	811.4	1,049.7	1,273.7
Seven years later	3,079.3	747.3	811.7	1,041.3
Eight years later	3,193.7	742.9	810.4
Nine years later	3,269.3	743.0
Ten years later	3,302.4
Favourable (unfavourable) development	(97.2)%	(3.1)%	17.4%	16.2%	14.0%	11.5%	11.0%	6.1%	2.5%	3.3%

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2010. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s. Reserves for the 2001 and prior accident years increased principally as a result of unfavourable emergence on asbestos and environmental pollution claim reserves and casualty claim reserves in the Americas division.

Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other (comprised only of Group Re prior to 2008) the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	1,024.4	1,004.1	742.0	554.4	558.8

Transfer of nSpire Re to European Runoff(2)	–	–	–	(97.9)	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	578.0	429.3	371.4	132.4	168.6
Foreign exchange effect on claims	(25.6)	20.1	69.0	(86.7)	65.0
Increase (decrease) in provision for prior accident years’ claims	(39.7)	(32.4)	31.2	2.3	(28.4)

Total incurred losses on claims and LAE	512.7	417.0	471.6	48.0	205.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(201.0)	(126.4)	(81.5)	(42.4)	(54.4)
Payments on prior accident years’ claims	(278.8)	(270.3)	(196.4)	(93.0)	(155.2)

Total payments for losses on claims and LAE	(479.8)	(396.7)	(277.9)	(135.4)	(209.6)

Insurance subsidiaries acquired during the year(3)	–	–	68.4	372.9	–

Provision for claims and LAE at December 31 excluding CTR Life	1,057.3	1,024.4	1,004.1	742.0	554.4
CTR Life	24.2	25.3	27.6	34.9	21.5

Provision for claims and LAE at December 31	1,081.5	1,049.7	1,031.7	776.9	575.9

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.
(2)	Group Re transferred nSpire Re to European Runoff in 2008.
(3)	Polish Re in 2009 and Advent in 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provisions for claims including LAE	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	1,057.3
Cumulative payments as of:
One year later	66.6	78.2	115.8	54.3	40.3	85.9	93.0	197.7	240.5	278.8
Two years later	129.7	175.5	152.8	74.6	104.3	151.9	160.5	262.5	421.8
Three years later	215.0	206.0	164.9	128.8	160.5	209.4	238.7	401.0
Four years later	232.0	209.0	210.0	179.2	206.6	267.3	304.3
Five years later	222.5	243.4	251.8	216.2	252.7	318.0
Six years later	243.7	276.7	280.8	252.5	290.5
Seven years later	265.2	299.5	309.6	280.3
Eight years later	279.7	320.6	328.9
Nine years later	293.8	334.7
Ten years later	304.6
Reserves re-estimated as of:
One year later	229.5	268.2	286.3	279.6	319.4	429.4	383.8	833.5	989.2	966.2
Two years later	258.5	295.2	302.9	288.2	361.9	375.8	454.1	833.0	939.8
Three years later	277.5	310.1	317.3	326.7	322.9	436.9	484.2	787.6
Four years later	283.2	323.4	348.4	302.8	377.6	458.0	477.6
Five years later	291.1	348.1	338.0	351.7	393.3	452.5
Six years later	307.9	343.5	375.2	364.5	387.1
Seven years later	305.8	374.6	384.7	359.4
Eight years later	327.1	380.3	381.3
Nine years later	334.7	377.9
Ten years later	335.0
Favourable (unfavourable) development	(102.6)	(151.8)	(118.0)	(91.8)	(71.5)	(79.0)	(21.1)	(45.6)	64.3	58.2

(1)	The table above has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

The Insurance and Reinsurance – Other reporting segment experienced net favourable development of prior years’ reserves in 2011 of $58.2 as a result of net favourable development of $39.7 (principally comprised of net favourable development at Advent across most lines of business and reserve releases across a number of cedants at Group Re, partially offset by net adverse development at Polish Re related to commercial automobile claims reserves) and the effect of net favourable foreign currency movements of $18.5 (principally related to the translation of the Canadian dollar-denominated claims reserves of CRC Re). The total favourable impact of the effect of foreign currency translation on claims reserves of $25.6 was principally related to the strengthening of the U.S. dollar relative to the Canadian dollar in 2011 and comprised $18.5 related to prior years’ reserves and $7.1 related to the current year’s reserves.

Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff(1)

	2011	2010	2009		2008	2007
Provision for claims and LAE at January 1	2,095.0	1,956.7	1,989.9		2,116.5	2,487.9

Transfers to Runoff(2)	484.2	–	–		97.9	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	8.8	1.8	–		13.7	5.3
Foreign exchange effect on claims	(9.3)	(8.4)	14.3		(30.5)	21.0
Increase in provision for prior accident years’ claims	56.7	50.6	57.6		64.1	90.9

Total incurred losses on claims and LAE	56.2	44.0	71.9		47.3	117.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(1.8)	(0.1)	–		(2.6)	(4.1)
Payments on prior accident years’ claims	(211.4)	(300.0)	(105.1	)(3)	(269.2)	(484.5)

Total payments for losses on claims and LAE	(213.2)	(300.1)	(105.1)		(271.8)	(488.6)

Provision for claims and LAE at December 31 before the undernoted	2,422.2	1,700.6	1,956.7		1,989.9	2,116.5

A&E reserves transferred from Crum & Forster(4)	334.5	–	–		–	–

Runoff subsidiaries acquired during the year(5)	103.9	394.4	–		–	–

Provision for claims and LAE at December 31	2,860.6	2,095.0	1,956.7		1,989.9	2,116.5

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	Transfer to Runoff of OdysseyRe’s Clearwater Insurance business in 2011 and nSpire Re’s Group Re business in 2008.

(3)	Reduced by $136.2 of proceeds received from the commutation of several reinsurance treaties.

(4)	U.S. Runoff assumed substantially all of Crum & Forster’s liabilities for asbestos and environmental claims reserves in December 2011.

(5)	Syndicate 376 in 2011, GFIC and Syndicate 2112 in 2010.

Runoff experienced net adverse development of prior years’ reserves in 2011 of $56.7. U.S. Runoff experienced $117.5 of net adverse development of prior years’ reserves (primarily related to net strengthening of workers’ compensation and asbestos claims reserves), partially offset by $60.8 of net favourable development of prior years’ reserves in European Runoff (primarily related to net favourable emergence of $52.0 across all lines at European Runoff and an $8.8 decrease in the provision for uncollectible reinsurance).

Asbestos and Pollution

General A&E Discussion

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the United States, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these

FAIRFAX FINANCIAL HOLDINGS LIMITED

coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, Hepatitis C, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether (“MTBE”) was a significant potential health hazard exposure facing the company, however, the most significant MTBE exposures have been resolved. The remaining MTBE exposures appear to be minimal at this time. Although still a risk, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. Exposure to the insurance industry for Hepatitis C claims may be significant and while the company continues to monitor these claims and have had some policyholders present coverage demands, management believes the company’s exposure is minimal.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax’s exposure to asbestos and pollution losses are now under the management of Runoff (refer to the Runoff section of this MD&A for additional details related to those transactions). Accordingly, the following analysis of the company’s gross and net loss and ALAE reserves from A&E exposures as at December 31, 2011 and 2010, and the movement in gross and net reserves for those years is presented below:

	2011		2010
	Gross	Net	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,633.9	1,115.0	1,711.1	1,155.8
A&E losses and ALAE incurred during the year	47.7	47.1	117.5	66.2
A&E losses and ALAE paid during the year	(191.0)	(111.9)	(203.3)	(115.6)
Insurance subsidiaries acquired during the year	–	–	8.6	8.6

Provision for A&E claims and ALAE at December 31	1,490.6	1,050.2	1,633.9	1,115.0

Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This resulting reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, the company has not had this experience. Expense has increased as a result of the focus on these types of claims, as the malignancy cases are often more heavily litigated than were the non-malignancy cases.

The following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2011 and 2010, and the movement in gross and net reserves for those years:

	2011		2010
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,357.6	934.9	1,369.1	953.4
Asbestos losses and ALAE incurred during the year	73.8	49.3	141.4	75.7
Asbestos losses and ALAE paid during the year	(123.9)	(80.9)	(159.5)	(100.8)
Insurance subsidiaries acquired during the year	–	–	6.6	6.6

Provision for asbestos claims and ALAE at December 31	1,307.5	903.3	1,357.6	934.9

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis in the United States. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis in the United States. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2011 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation (including the legal uncertainties described above), the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. In the U.S., approximately 1,295 sites are included on the National Priorities List of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

At this point in time, natural resource damages claims have not developed into significant risks for the company’s insureds.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following is an analysis of the company’s gross and net loss and ALAE reserves from pollution exposures as at December 31, 2011 and 2010, and the movement in gross and net reserves for those years:

	2011		2010
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	276.3	180.1	342.0	202.4
Pollution losses and ALAE incurred during the year	(26.1)	(2.2)	(23.9)	(9.5)
Pollution losses and ALAE paid during the year	(67.1)	(31.0)	(43.8)	(14.8)
Insurance subsidiaries acquired during the year	–	–	2.0	2.0

Provision for pollution claims and ALAE at December 31	183.1	146.9	276.3	180.1

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

Summary

Management believes that the A&E reserves reported at December 31, 2011 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax’s subsidiaries purchase certain reinsurance to reduce their exposure on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($4,198.1 at December 31, 2011) consists of future recoverables from reinsurers on unpaid claims ($3,604.6), reinsurance receivable on paid losses ($500.9) and unearned premiums from reinsurers ($388.1), net of provision for uncollectible balances ($295.5). Recoverables from reinsurers on unpaid claims increased by $236.5 to $3,604.6 at December 31, 2011 from $3,368.1 at December 31, 2010 with the increase related primarily to the consolidation of the recoverable from reinsurers of First Mercury and Pacific Insurance, the recoverable from reinsurers acquired in connection with the reinsurance-to-close of Syndicate 376, the effects of losses ceded to reinsurers by OdysseyRe, Advent and Group Re principally related to the Japan earthquake and tsunami and increased business volume at Fairfax Asia and Fairfax Brasil, partially offset by the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The following table presents Fairfax’s top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2011. These 25 reinsurance groups represented 68.2% (66.6% at December 31, 2010) of Fairfax’s total recoverable from reinsurers at December 31, 2011.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	678.7	363.4
Lloyd’s	Lloyd’s	A	312.6	278.1
Munich	Munich Reinsurance America, Inc.	A+	233.3	212.1
Everest	Everest Re (Bermuda) Ltd.	A+	156.7	141.9
Berkshire Hathaway	General Reinsurance Corp.	A++	144.2	141.9
GIC	General Insurance Corp. of India	A–	133.4	34.8
ACE	ACE Property & Casualty Insurance Co.	A+	129.0	119.0
Transatlantic	Transatlantic Re	A	127.1	118.1
HDI	Hannover Rueckversicherung	A	121.4	104.2
Aegon	Arc Re	(4)	110.5	5.9
Nationwide	Nationwide Mutual Insurance Co.	A+	85.1	85.0
Alterra	Alterra Bermuda Ltd.	A	84.7	62.1
SCOR	SCOR Canada Reinsurance Co.	A	84.5	77.0
Ariel	Ariel Reinsurance Ltd.	A–	79.1	4.9
QBE	QBE Reinsurance Corp.	A	73.7	60.0
Ullico	Ullico Casualty Co.	B+	67.7	–
Enstar	Unionamerica Insurance	NR	66.1	55.8
CNA	Continental Casualty	A	59.0	39.8
Platinum	Platinum Underwriters Bermuda Ltd.	A	56.9	52.4
Liberty Mutual	Liberty Mutual Ins. Co.	A	49.7	49.0
Axis	Axis Reinsurance Co.	A	45.0	24.1
AXA	Colisee Re, CAB	A	42.5	38.6
Achilles	Brit Insurance Ltd.	A	41.6	40.2
Travelers	Travelers Indemnity Co.	A+	41.4	41.1
Singapore Re	Singapore Re Corp	A–	41.0	18.1

Sub-total			3,064.9	2,167.5
Other reinsurers			1,428.7	1,113.1

Total recoverable from reinsurers			4,493.6	3,280.6
Provision for uncollectible reinsurance			(295.5)	(295.5)

Recoverable from reinsurers			4,198.1	2,985.1

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).
(2)	Before specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.
(4)	Aegon is rated A- by S&P; Arc Re is not rated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the classification of the $4,198.1 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2011. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers

A++	170.5	14.0	156.5
A+	1,443.0	377.8	1,065.2
A	1,371.9	212.3	1,159.6
A-	457.8	233.8	224.0
B++	37.3	12.3	25.0
B+	92.5	76.5	16.0
B or lower	1.8	0.2	1.6
Not rated	766.3	239.8	526.5
Pools and associations	152.5	46.3	106.2

	4,493.6	1,213.0	3,280.6
Provision for uncollectible reinsurance	(295.5)		(295.5)

Recoverable from reinsurers	4,198.1		2,985.1

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,213.0 as at December 31, 2011 as follows:

•	for reinsurers rated A- or better, Fairfax had security of $837.9 against outstanding reinsurance recoverable of $3,443.2;

•	for reinsurers rated B++ or lower, Fairfax had security of $89.0 against outstanding reinsurance recoverable of $131.6;

•	for unrated reinsurers, Fairfax had security of $239.8 against outstanding reinsurance recoverable of $766.3; and

•	for pools and associations, Fairfax had security of $46.3 against outstanding reinsurance recoverable of $152.5.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $295.5 provision for uncollectible reinsurance related to the $569.1 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 26.9% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2011 (compared to 23.5% at December 31, 2010) with the increase year-over-year primarily related to the transfer of Clearwater Insurance to Runoff, the assumption by Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and latent claims, the acquisition of Valiant Insurance from Crum & Forster and the reinsurance-to-close of Syndicate 376. Prior to giving effect to these transactions, recoverable from reinsurers at Runoff decreased by $230.4 in 2011 compared to 2010 primarily as a result of the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	145.2	13.4	131.8	25.3	0.6	24.7
A+	1,064.4	356.6	707.8	378.6	21.2	357.4
A	1,127.2	179.0	948.2	244.7	33.3	211.4
A-	342.8	153.4	189.4	115.0	80.4	34.6
B++	23.7	11.1	12.6	13.6	1.2	12.4
B+	80.5	72.5	8.0	12.0	4.0	8.0
B or lower	0.7	—	0.7	1.1	0.2	0.9
Not rated	199.1	79.6	119.5	567.2	160.2	407.0
Pools and associations	139.2	46.3	92.9	13.3	—	13.3

	3,122.8	911.9	2,210.9	1,370.8	301.1	1,069.7
Provision for uncollectible reinsurance	(54.8)		(54.8)	(240.7)		(240.7)

Recoverable from reinsurers	3,068.0		2,156.1	1,130.1		829.0

Based on the results of the preceding analysis of the company’s recoverable from reinsurers and on the credit risk analysis performed by the company’s reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2011.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Ceded reinsurance transactions had a net favourable pre-tax impact in 2011 of $37.9 (2010 – $81.9) comprised as set out in the table that follows:

	2011	2010
Reinsurers’ share of premiums earned	(1,121.4)	(914.4)
Commissions earned on reinsurers’ share of premiums earned	226.1	166.9
Reinsurers’ share of losses on claims	911.9	854.6
Release (provision) for uncollectible reinsurance	21.3	(25.2)

Net impact of ceded reinsurance (pre-tax)	37.9	81.9

Reinsurers’ share of premiums earned increased to $1,121.4 in 2011 compared to $914.4 in 2010 with the increase primarily attributable to lower net retentions at Crum and Forster, the year-over-year increase in premiums ceded to reinsurers by companies acquired in 2011 and 2010 (principally First Mercury) and increased year-over-year business growth at Fairfax Brasil and Fairfax Asia. Commissions earned on reinsurers’ share of premiums earned in 2011 increased to $226.1 compared to $166.9 in 2010 with the increase commensurate with the increase in reinsurers’ share of premiums earned as described above. Reinsurers’ share of losses on claims of $911.9 in 2011 compared to $854.6 in 2010 with the increase primarily attributable to the strengthening of workers’ compensation reserves at Runoff and increased reinsurance utilization as a result of catastrophe losses at Advent, partially offset by decreased losses on claims ceded to reinsurers by First Capital (First Capital ceded a significant loss related to the Aban Pearl oil rig in 2010). In 2011, the company recorded a net release of $21.3 of provision for uncollectible reinsurance as a result of recovery of certain reinsurance recoverables in 2011 which were provided

FAIRFAX FINANCIAL HOLDINGS LIMITED

for in prior periods and a reduction in 2011 of certain specific provisions for uncollectible reinsurance compared to a net provision for uncollectible reinsurance of $25.2 recorded in 2010.

Ceded reinsurance contributed marginally to cash provided by operating activities in 2011 and to a much lesser extent relative to 2010 with the decrease principally related to a 26.4% increase in written premium ceded to reinsurers (on a cash basis the company ceded written premium to reinsurers of $1,143.4 and $904.6 in 2011 and 2010 respectively) relative to a 1.6% decrease in collections of ceded losses (on a cash basis the company collected $902.7 and $917.2 from reinsurers in 2011 and 2010 respectively related to ceded losses). The increase in ceded written premiums of 26.4% exceeded the change in ceded losses (a decrease of 1.6%) primarily as a result of increased reinstatement premiums paid year-over-year (the company paid reinstatement premiums of $46.8 and $13.0 in 2011 and 2010 respectively) which are payable to reinsurers immediately to restore coverage limits that have been exhausted as a result of reinsured catastrophe losses under certain excess of loss reinsurance treaties, whereas the collections from reinsurers related to those catastrophe losses will occur in the future (for example in 2012 and beyond in relation to the Japanese earthquake and tsunami). In 2011, commissions collected on reinsurer’ share of premiums earned increased compared to 2010 with the increase commensurate with the increase in written premiums ceded to reinsurers as described above. In addition, the cost of purchasing excess of loss reinsurance protection for the start-up operations of Fairfax Brasil in 2011 continued to be disproportionate relative to the size of Fairfax Brasil but was necessary to provide Fairfax Brasil with the ability to offer the capacity necessary to grow its business in the Brazilian market.

Investments

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments(2)	Bonds	Preferred stocks	Common stocks	Real estate	Total(2)	Per share ($)(2)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
h
2002	2,033.2	7,390.6	160.1	992.1	20.5	10,596.5	753.90
2003	6,120.8	4,705.2	142.3	1,510.7	12.2	12,491.2	901.35
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,221.2	24.6	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,717.4	23.0	24,322.5	1,193.70

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The increase in total investments per share of $54.63 from $1,139.07 at December 31, 2010 to $1,193.70 at December 31, 2011 primarily reflected increased net realized and unrealized appreciation related to bonds (principally U.S. treasury and U.S. state and municipal bonds), the net unrealized appreciation of the company’s equity hedges, the consolidation of the investment portfolios of First Mercury and Pacific Insurance ($163.8 and $81.2 respectively at December 31, 2011) and decreased Fairfax common shares effectively outstanding (20,375,796 at December 31, 2011 compared to 20,455,247 at December 31, 2010), partially offset by net unrealized depreciation related to the company’s equity and equity-related holdings and the unfavourable impact of foreign currency translation. Since 1985, investments per share have compounded at a rate of 24.7% per year.

Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash and investments was $6.3 in 2011 (2010 – $17.1). Interest and dividend income earned in Fairfax’s first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
h
2002	10,377.9	436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5	331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Consolidated interest and dividend income of $705.3 in 2011 decreased by 0.9% from $711.5 in 2010. Prior to giving effect to the year-over-year impact of the consolidation of Zenith National, GFIC, First Mercury and Pacific Insurance, consolidated interest and dividend income of $628.9 in 2011 decreased by 6.9% from $675.5 in 2010 with the decrease primarily attributable to lower yields due to increased investment expenses incurred in connection with total return swaps (discussed below), partially offset by a modest increase in interest and dividend income earned. Primarily as a result of these factors, the company’s pre-tax interest and dividend income yield in 2011 of 2.97% decreased from 3.20% in 2010. The company’s after-tax interest and dividend yield in 2011 of 2.13% (compared to 2.20% in 2010) reflected the benefit of the decrease in the company’s Canadian statutory income tax rate from 31.0% in 2010 to 28.3% in 2011.

Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and expenses incurred in connection with total return swaps (described in the two subsequent paragraphs), interest and dividend income in 2011 of $861.9 (2010 – $814.9) produced a pre-tax gross portfolio yield of 3.62% (2010 – 3.66%). The company’s pre-tax gross portfolio yield remained relatively stable on a year-over-year basis despite the decrease in interest rates in 2011 on the company’s principal fixed income holdings (U.S. treasury bonds and U.S. state and municipal bonds), primarily as a result of purchases during the year of certain higher yielding other government and U.S. state and municipal bonds partially offset by the shift to lower yielding shorter dated U.S. treasury bills late in 2011.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company’s reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2011, funds withheld payable to reinsurers shown on the consolidated balance sheet of $412.6 ($363.2 as at December 31, 2010) principally related to Crum & Forster of $318.0 ($266.1 at December 31, 2010), First Capital

FAIRFAX FINANCIAL HOLDINGS LIMITED

of $46.5 ($44.0 at December 31, 2010) and OdysseyRe of $29.0 ($38.3 at December 31, 2010). The year-over-year increase in funds withheld payable to reinsurers at Crum & Forster primarily related to the acquisition of First Mercury. The company’s consolidated interest and dividend income in 2011 of $705.3 (2010 – $711.5) is shown net of $16.3 (2010 – $17.3) of interest expense which accrued to reinsurers on funds withheld.

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “investment expenses incurred in connection with total return swaps” refers to the net dividends and interest paid or received related to the company’s long and short equity total return swaps which totaled $140.3 in 2011 compared to $86.1 in 2010. The company’s consolidated interest and dividend income in 2011 and 2010 is shown net of these amounts.

The consolidated share of profit of associates was $1.8 in 2011 compared to $46.0 in 2010, with the decrease principally related to the year-over-year increase of $55.6 in the company’s share of the losses of ICICI Lombard which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool.

Net Gains (Losses) on Investments

Net gains on investments of $691.2 in 2011 (net losses on investments of $3.0 in 2010) were comprised as shown in the following table:

	2011				2010
		Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investment	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investment
Common stocks	491.6	(240.9)	(1,025.5)	(774.8)	444.7	(347.4)	480.0	577.3
Preferred stocks – convertible	–	–	(5.2)	(5.2)	–	–	(18.6)	(18.6)
Bonds – convertible	43.1	16.3	(35.9)	23.5	(266.7)	337.0	17.8	88.1
Gain on disposition of associate(1)	7.0	–	–	7.0	77.9	–	–	77.9
Other equity derivatives(2)	161.9	(140.4)	(64.8)	(43.3)	13.7	0.2	166.8	180.7

Equity and equity-related holdings	703.6	(365.0)	(1,131.4)	(792.8)	269.6	(10.2)	646.0	905.4
Economic equity hedges	–	–	413.9	413.9	–	–	(936.6)	(936.6)

Equity and equity-related holdings after equity-hedges	703.6	(365.0)	(717.5)	(378.9)	269.6	(10.2)	(290.6)	(31.2)
Bonds	424.6	48.1	806.0	1,278.7	564.3	(185.6)	(303.0)	75.7
Preferred stocks	0.9	(1.1)	(1.7)	(1.9)	1.6	(0.3)	5.5	6.8
CPI-linked derivatives	–	–	(233.9)	(233.9)	–	–	28.1	28.1
Other derivatives	10.8	13.0	25.6	49.4	(21.0)	36.8	(12.9)	2.9
Foreign currency	(64.5)	49.3	(19.2)	(34.4)	(179.0)	100.9	(29.6)	(107.7)
Other	13.0	–	(0.8)	12.2	17.4	5.0	–	22.4

Net gains (losses) on investments	1,088.4	(255.7)	(141.5)	691.2	652.9	(53.4)	(602.5)	(3.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	354.6	100.8	297.7	753.1	202.8	(75.0)	(142.5)	(14.7)
U.S. states and municipalities	(2.0)	0.4	644.3	642.7	58.1	(45.4)	(212.0)	(199.3)
Corporate and other	72.0	(53.1)	(136.0)	(117.1)	303.4	(65.2)	51.5	289.7

	424.6	48.1	806.0	1,278.7	564.3	(185.6)	(303.0)	75.7

(1)

On December 30, 2011, Polish Re, a wholly owned subsidiary of the company sold all of its interest in Polskie Towarzystwo Ubezpiezen S.A. (“PTU”) and received cash consideration of $10.1 (34.7 million Polish zloty) and recorded net gains on investments of $7.0. On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. (“ICG”) from 22.2% to 11.1% and received cash consideration of $163.9 and recorded net gains on investments of $77.9, pursuant to the transaction described in note 6 to the consolidated financial statements for the year ended December 31, 2011.

(2)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. In 2011, the company’s equity and equity-related holdings after equity hedges produced a net loss of $378.9 (2010 – $31.2) despite the notional amount of the company’s economic equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings (economic equity hedges represented 104.6% of the company’s equity and equity-related holdings ($6,822.7) at December 31, 2011). In 2011, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index (decreased 5.5% in 2011), the S&P 500 index (decreased nominally in 2011) and certain individual equity securities (decreased by 12.6% on a weighted average basis in 2011). The majority of the net loss in 2011 of $378.9 related to the company’s equity and equity-related holdings after equity hedges is unrealized and it is the company’s expectation that over the long term and consistent with its historical investment performance, the company’s equity and equity-related holdings will outperform the broader equity indexes, with the result that the net loss related to the company’s equity and equity-related holdings after equity hedges recorded in 2011 (or a portion thereof) will reverse in future periods. Refer to the analysis in note 24 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s consolidated financial statements for the year ended December 31, 2011 for a discussion of the company’s economic hedge of equity price risk and related basis risk.

Net gains on bonds in 2011 of $1,278.7 (2010 – $75.7) included net realized gains of $270.9 (2010 – $71.2) on U.S. treasury bonds with the remainder primarily comprised of net mark-to-market gains on U.S. treasury and U.S. state and municipal bonds, reflecting the impact of declining interest rates during 2011 on the company’s fixed income portfolio. The company’s investment in CPI-linked derivative contracts produced an unrealized loss of $233.9 in 2011 (2010 – $28.1 unrealized gain) primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent ten years. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments in 2010 and 2011 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year(1)	Average investments at carrying value(2)	Interest and dividends	Net realized gains		Change in unrealized gains (losses)	Net gains (losses) recorded in:		Change in unrealized gains (losses) on equity accounted investments	Total return on average investments (%)
						Net earnings(3)	Other comprehensive income
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
h
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.5	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–			737.7	–	78.5	1,521.5	6.4

Cumulative from inception		8,188.6	3,887.8			6,028.8				9.6	(6)

(1)	IFRS basis for 2011 and 2010; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)

Excludes a net loss in 2011 of $46.5 (2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

(4)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(5)

Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)	Simple average of the total return on average investments for each of the 26 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $10,975.3 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2011, total return on average investments has averaged 9.6%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

Bonds

A summary of the composition of the company’s fixed income portfolio as at December 31, 2011 and 2010, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2011		December 31, 2010
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,955.5	25.1	4,220.2	32.5
AA/Aa	5,408.0	45.9	5,291.0	40.8
A/A	1,822.6	15.5	1,432.7	11.1
BBB/Baa	349.3	3.0	558.4	4.3
BB/Ba	75.5	0.6	324.4	2.5
B/B	125.6	1.1	215.1	1.7
Lower than B/B and unrated	1,034.4	8.8	914.9	7.1

Total	11,770.9	100.0	12,956.7	100.0

The majority of the securities within the company’s fixed income portfolio are rated investment grade or higher with 71.0% (73.3% at December 31, 2010) being rated AA or higher (primarily consisting of government obligations). There were no significant changes to the credit quality of the company’s fixed income portfolio at December 31, 2011 compared to December 31, 2010 except in respect to the sale of approximately 53.9% of the company’s holdings of U.S. treasury bonds, the proceeds from which were retained in cash or reinvested into short term investments with minimal exposure to credit risk. At December 31, 2011, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. sovereign government bonds) to which the company had the greatest exposure totaled $3,862.0, which represented approximately 15.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2011 was $228.9, which represented approximately 0.9% of the total investment portfolio.

As at December 31, 2011 the company had investments with a fair value of $415.7 ($422.8 at December 31, 2010) in sovereign government bonds rated A/A or lower including $244.2 ($268.5 at December 31, 2010) of Greek bonds (purchased at deep discounts to par) and $82.8 ($89.0 at December 31, 2010) of Polish bonds (purchased to match claims liabilities of Polish Re), representing in the aggregate 1.7% (1.8% at December 31, 2010) of the total investment portfolio. As at December 31, 2011 and 2010, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain.

The consolidated investment portfolio included $6.2 billion ($5.4 billion at December 31, 2010) of U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.3 billion taxable), almost all of which were purchased during 2008. Of the $6.2 billion ($5.4 billion at December 31, 2010) held in the subsidiary investment portfolios at December 31, 2011, approximately $3.8 billion ($3.5 billion at December 31, 2010) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2011
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	9,492.1	(1,536.0)	(19.4)
100 basis point increase	10,597.7	(794.0)	(10.0)
No change	11,770.9	–	–
100 basis point decrease	13,127.7	922.8	11.5
200 basis point decrease	14,769.9	2,039.6	25.5

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company’s exposure to credit risk and interest rate risk is discussed further in note 24 to the consolidated financial statements for the year ended December 31, 2011.

Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2011, the company had aggregate equity and equity-related holdings of $6,822.7 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile

FAIRFAX FINANCIAL HOLDINGS LIMITED

and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. At December 31, 2011, equity hedges with a notional amount of $7,135.2 represented 104.6% of the company’s equity and equity-related holdings (80.2% at December 31, 2010). The excess of the equity hedges over the company’s equity and equity-related holdings at December 31, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected some non-correlated performance of the company’s equity and equity-related holdings in 2011 relative to the performance of the economic equity hedges used to protect those holdings. The company’s exposure to basis risk is discussed further in note 24 to the consolidated financial statements for the year ended December 31, 2011. The company’s objective is that the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk.

	December 31, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

Derivatives and Derivative Counterparties

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2011	December 31, 2010
Total derivative assets (excluding exchange traded instruments principally comprised of equity and credit warrants which are not subject to counterparty risk)	389.2	424.8
Impact of net settlement arrangements (described above)	(101.0)	(119.0)
Fair value of collateral deposited for the benefit of the company net of $65.7 (nil at December 31, 2010) of excess collateral pledged by counterparties	(141.6)	(120.5)
Excess collateral pledged by the company in favour of counterparties	129.7	41.1
Initial margin not held in segregated third party custodian accounts	80.6	67.7

Net derivative counterparty exposure after net settlement and collateral arrangements	356.9	294.1

The fair value of the collateral deposited for the benefit of the company at December 31, 2011 consisted of $50.5 cash ($26.1 at December 31, 2010) and government securities of $156.8 ($94.4 at December 31, 2010). The net derivative counterparty exposure after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Float

Fairfax’s float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased in 2011 to $11.3 billion, at a cost of 6.7%.

				Average long

	Underwriting profit (loss)(1)		Benefit (cost) of float	term Canada treasury bond yield
Year		Average float
1986	2.5	21.6	11.6%	9.6%
h
2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
Weighted average since inception			(2.8)%	4.7%
Fairfax weighted average financing differential since inception: 1.9%

(1)	IFRS basis for 2011; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the presentation adopted in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the breakdown of total year-end float for the most recent five years.

	Insurance			Reinsurance	Insurance and Reinsurance	Total Insurance
			Fairfax			and
Year	Northbridge	U.S.	Asia	OdysseyRe	Other	Reinsurance	Runoff	Total
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0

In 2011, the Northbridge float increased by 1.4% (at a cost of 1.4%) primarily due to lower recoverable from reinsurers, partially offset by a decline in loss and loss adjustment expense reserves and the effect of the strengthening of the U.S. dollar relative to the Canadian dollar. The U.S. Insurance float increased by 8.7% (at a cost of 7.0%) as a result of the acquisition of First Mercury, partially offset by the transfer by way of reinsurance of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims reserves to the Runoff reporting segment. The Fairfax Asia float increased by 168.6% (at no cost) primarily due to the acquisition of Pacific Insurance and increases in premiums payable to reinsurers. The Reinsurance – OdysseyRe float decreased by 1.3% (at a cost of 7.1%) due to the transfer of Clearwater Insurance to the Runoff reporting segment, partially offset by increased loss and loss adjustment expense reserves. The Insurance and Reinsurance – Other float increased by 4.2% (at a cost of 20.7%) primarily as a result of increased loss and loss adjustment expense reserves recorded by Advent and Group Re. The Runoff float increased by 38.1% primarily as a result of the assumption by Runoff of the loss and loss adjustment expense reserves of Crum & Forster (related to asbestos, environmental and other latent claims), OdysseyRe (related to the transfer of Clearwater Insurance) as discussed above and Syndicate 376. In the aggregate, the float increased by $1.3 to $14.4 at the end of 2011.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios(1):

	2011		2010		2009		2008		2007
Holding company cash and investments (net of short sale and derivative obligations)	962.8		1,474.2		1,242.7		1,555.0		963.4

Holding company debt	2,080.6		1,498.1		1,236.9		869.6		1,063.2
Subsidiary debt	623.9		919.5		903.4		910.2		915.0
Other long term obligations – holding company	314.0		311.5		173.5		187.7		192.6

Total debt	3,018.5		2,729.1		2,313.8		1,967.5		2,170.8

Net debt	2,055.7		1,254.9		1,071.1		412.5		1,207.4

Common shareholders’ equity	7,427.9		7,697.9		7,391.8		4,866.3		4,121.4
Preferred stock	934.7		934.7		227.2		102.5		136.6
Non-controlling interests	45.9		41.3		117.6		1,382.8		1,585.0

Total equity	8,408.5		8,673.9		7,736.6		6,351.6		5,843.0

Net debt/total equity	24.4%		14.5%		13.8%		6.5%		20.7%
Net debt/net total capital(2)	19.6%		12.6%		12.2%		6.1%		17.1%
Total debt/total capital(3)	26.4%		23.9%		23.0%		23.7%		27.1%
Interest coverage(4)	1.0	x	1.8	x	8.2	x	16.4	x	11.3	x
Interest and preferred share dividend distribution coverage(5)	0.7	x	1.4	x	7.5	x	15.0	x	10.3	x

(1)	IFRS basis for 2011 and 2010, and Canadian GAAP basis for 2009 and prior.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company debt (including other long term obligations) at December 31, 2011 increased by $585.0 to $2,394.6 from $1,809.6 at December 31, 2010, primarily reflecting the company’s issuances of $500.0 and Cdn$400.0 principal amount of its unsecured senior notes due 2021, partially offset by the repurchase of $298.2 principal amount of Fairfax unsecured senior notes due 2012 (as described in note 15 to the consolidated financial statements for the year ended December 31, 2011) and the foreign currency translation effect during 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar.

Subsidiary debt at December 31, 2011 decreased by $295.6 to $623.9 from $919.5 at December 31, 2010, primarily reflecting the repurchases of $323.8 and $35.9 principal amounts of Crum & Forster and OdysseyRe unsecured senior notes respectively, partially offset by the consolidation of First Mercury’s trust preferred securities following its acquisition by the company on February 9, 2011 net of subsequent redemptions and repurchases of its trust preferred securities. Transactions in the subsidiary debt of the company are described in note 15 to the consolidated financial statements for the year ended December 31, 2011.

Common shareholders’ equity at December 31, 2011 decreased by $270.0 to $7,427.9 from $7,697.9 at December 31, 2010, primarily as a result of the company’s payments of dividends on its common shares and preferred shares ($257.4), the actuarial losses on defined benefit plans ($22.5) recognized directly in retained earnings and the effect of decreased accumulated other comprehensive income (a decrease of $14.6 in 2011 primarily reflecting a net decrease in foreign currency translation), partially offset by net earnings attributable to shareholders of Fairfax ($45.1).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 19.6% at December 31, 2011 from 12.6% at December 31, 2010 as a result of increased holding company debt, decreased holding company cash and investments (discussed in the Liquidity section of this MD&A) and decreased common shareholders’ equity, partially offset by decreased subsidiary debt. The consolidated total debt/total capital ratio increased to 26.4% at December 31, 2011 from 23.9% at December 31, 2010 as a result of increased holding company debt and decreased common shareholders’ equity, partially offset by decreased subsidiary debt.

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2011 of $962.8 ($1,474.2 at December 31, 2010) provide adequate liquidity to meet the holding company’s known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011). The holding company’s known significant commitments for 2012 consist of the net amount of $56.7 (Cdn$57.7) (paid January 2012) in respect of the company’s acquisition of Prime Restaurants (as described in note 23 to the consolidated financial statements for the year ended December 31, 2011), the $205.8 dividend on common shares ($10.00 per share, paid January 2012), the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes due April 15, 2012, interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)(1)
	2011	2010	2009	2008	2007
Insurance
Northbridge (Canada)	1.0	0.8	0.7	1.0	0.7
Crum & Forster (U.S.)(2)	0.9	0.6	0.5	0.8	0.8
Zenith National (U.S.)(3)	0.8	0.6	n/a	n/a	n/a
Fairfax Asia	0.5	0.4	0.4	0.3	0.3
Reinsurance – OdysseyRe	0.6	0.5	0.5	0.7	0.8
Insurance and Reinsurance – Other(4)	0.8	0.8	1.1	0.6	0.6
Canadian insurance industry	1.1	1.1	1.0	1.0	1.0
U.S. insurance industry	0.8	0.7	0.8	1.0	0.9

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	First Mercury was acquired February 9, 2011, pursuant to the acquisition transaction described in note 23 to the consolidated financial statements for the year ended December 31, 2011.

(3)

Zenith National was acquired May 20, 2010, pursuant to the acquisition transaction described in note 23 to the consolidated financial statements for the year ended December 31, 2011. Zenith National’s net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(4)	Other includes Group Re (all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2011, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.7 times (4.7 times at December 31, 2010) the authorized control level, except for TIG which had 2.3 times (2.7 times at December 31, 2010).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2011, Northbridge’s subsidiaries had a weighted average MCT ratio of 212% of the minimum statutory capital required, compared to 222% at December 31, 2010, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2011.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2011:

Standard
Issuer Credit Ratings	A.M. Best		& Poor’s		Moody’s	DBRS
Fairfax Financial Holdings Limited	bbb		BBB-		Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A		A-		Baa1	–
Zenith National Insurance Corp.	A		BBB+		A3	–
Odyssey Re Holdings Corp.(1)	A		A-		A3	–
Lombard General Insurance Company of Canada	A		A-		–	–
Commonwealth Insurance Company	A		A-		–	–
Markel Insurance Company of Canada	A		A-		–	–
Federated Insurance Company of Canada	A		A-		–	–
CRC Reinsurance Limited	A		–		–	–
Wentworth Insurance Company Ltd.	A-		–		–	–
First Capital Insurance Limited	A		–		–	–
Falcon Insurance Company (Hong Kong) Limited	–		A-		–	–
Advent Capital (Holdings) PLC	A	(2)	A+	(2)	–	–
Polish Re	A-		BBB+		–	–

(1)	Financial strength ratings apply to the operating companies.

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2011, Moody’s upgraded the senior unsecured debt rating of Fairfax from a “Ba1” at December 31, 2010 to a “Baa3” at December 31, 2011; Standard & Poor’s revised the outlook for Fairfax and all operating companies financial strength ratings to positive while downgrading the stand alone financial strength rating of Zenith National to a “BBB+”.

Book Value Per Share

Common shareholders’ equity at December 31, 2011 was $7,427.9 or $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of equity accounted investments) compared to $376.33 per basic share (excluding the unrecorded $269.0 excess of fair value over the carrying value of equity accounted investments) at December 31, 2010, representing a decrease per basic share in 2011 of 3.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or a decrease of 0.4% adjusted to include that dividend). During 2011, the number of basic shares decreased primarily as a result of the repurchase of 53,751 subordinate voting shares for treasury (for use in the company’s senior share plans) and the repurchase of 25,700 subordinate voting shares for cancellation. At December 31, 2011, there were 20,375,796 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share issuances in 2009 and 2010 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

Holding company cash and investments at December 31, 2011 totaled $1,026.7 ($962.8 net of $63.9 of holding company short sale and derivative obligations), compared to $1,540.7 at December 31, 2010 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2011 included the following outflows – the payment of $766.8 (inclusive of $39.7 paid to Zenith National) to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes (funding from the holding company was provided to Crum & Forster through a second quarter capital contribution ($359.3) and to OdysseyRe through a reduction of an outstanding balance on an intercompany revolving line of credit ($47.9)), the payment of $294.3 in respect of the company’s acquisition of First Mercury (the holding company contributed to Crum & Forster its investment in First Mercury of $294.3 plus additional cash of $31.3 to fund the repayment of First Mercury’s short-term debt), the capital contribution of $85.0 made to Fairfax Asia to facilitate the acquisition of 100% of Pacific Insurance ($71.5) and to fund the participation in an ICICI Lombard rights offering ($19.8), the payment of $30.8 (Cdn$31.5) in respect of the company’s acquisition of Sporting Life and the payment of $257.4 of common and preferred share dividends; and the following inflows – the receipt of $493.9 of net proceeds on the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021, the receipt of $405.6 (Cdn$396.0) of net proceeds on the issuance of Cdn$400 million principal amount of 6.40% unsecured senior notes due 2021, $309.1 of dividends (received from Crum & Forster ($104.0), Runoff ($125.0), Zenith National ($36.7) and associates ($43.4, primarily $37.1 received from Cunningham Lindsey Group)), the receipt of $112.4 of holding company corporate income tax refunds and the $97.3 of net cash received with respect to long and short equity and equity index total return swaps. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that cash and investments, net of holding company short sale and derivative obligations, at December 31, 2011 of $962.8 ($1,474.2 at December 31, 2010) provide adequate liquidity to meet the holding company’s known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011). The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2011, the holding company received net cash of $97.3 (2010 – paid net cash of $163.2) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above. The holding company’s known significant commitments for 2012 consist of the net amount of $56.7 (Cdn$57.7) (paid January 2012) in respect of the company’s acquisition of Prime Restaurants (as described in note 23 to the consolidated financial statements for the year ended December 31, 2011), the $205.8 dividend on common shares ($10.00 per share, paid January 2012), the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes due April 15, 2012, interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

Subsidiary cash and short term investments increased by $2,685.3 to $6,199.2 at December 31, 2011 from $3,513.9 at December 31, 2010, with the increase primarily attributable to the reinvestment into cash and short term investments of the majority of proceeds of $1,673.7 received on the sales of U.S. treasury bonds, cash received in connection with the quarterly reset provisions of short equity and equity index total return swaps, the consolidation of the cash and short term investments of First Mercury ($148.4) and Pacific Insurance ($23.2) and net cash provided by operating activities, partially offset by the payment of dividends to Fairfax of $265.7 and the payment of $30.0 of subsidiary corporate income taxes. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2011, the insurance and reinsurance subsidiaries received net cash of $173.3 (2010 – paid net cash of $541.9) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swap derivative contracts may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2011 and 2010:

	2011	2010
Operating activities
Cash provided by operating activities before the undernoted	33.2	11.1
Net (purchases) sales of securities classified as at FVTPL	(1,254.7)	1,028.4
Investing activities
Net purchases of investments in associates	(130.5)	(214.8)
Net purchase of subsidiaries, net of cash acquired	276.5	(454.9)
Net purchases of premises and equipment and intangible assets	(42.2)	(38.6)
Financing activities
Issuance of holding company debt	899.5	261.8
Repurchase of subsidiary debt and securities	(762.3)	(102.7)
Issuance of subordinate voting shares	–	199.7
Issuance of preferred shares	–	701.2
Common and preferred share dividends paid	(257.4)	(232.2)
Other cash used in financing activities	(77.9)	(54.1)

Increase (decrease) in cash and cash equivalents during the year	(1,315.8)	1,104.9

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $33.2 in 2011 from $11.1 in 2010 primarily as a result of increased premium collections and decreased taxes paid, partially offset by higher net paid losses. Net purchases of securities classified as at FVTPL of $1,254.7 in 2011 primarily reflected the purchases of short term investments, partially offset by the sale of U.S. treasury bonds and net cash received with respect to total return swap derivative contracts. Net sales of securities classified as at FVTPL of $1,028.4 in 2010 primarily reflected the sales of common stocks and short term investments, partially offset by net cash paid with respect to total return swap derivative contracts.

Net purchases of investments in associates of $130.5 in 2011 (primarily investments in certain limited partnerships and participation in an ICICI Lombard rights offering) compared to $214.8 in 2010 (principally the investment in 41.3% of Gulf Insurance). Net purchases of subsidiaries, net of cash acquired in 2011 included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 and $29.8 used to acquire Pacific Insurance and a 75.0% interest in Sporting Life respectively. Net purchases of subsidiaries, net of cash acquired in 2010 included cash used to acquire Zenith National and GFIC. Notes 6 and 23 to the company’s consolidated financial statements for the year ended December 31, 2011 describe the company’s investments in associates and acquisitions during the periods discussed above.

In 2011, the company received net proceeds of $899.5 on the issuances of $500.0 principal amount of 5.80% unsecured senior notes due 2021 (net proceeds of $493.9) and Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 (net proceeds of $405.6 (Cdn$396.0)). In 2010, issuance of holding company debt primarily related to the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 (net proceeds of $267.1 (Cdn$272.5)). In 2011, the company used $762.3 of cash to repurchase debt and securities of subsidiaries (primarily the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($727.1) and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

redemption of a portion of First Mercury’s trust preferred securities ($26.7)) compared with cash used to repurchase subsidiary debt and securities in 2010 of $102.7 (primarily the redemption of OdysseyRe’s Series A and Series B preferred shares ($70.6) and the purchase of a portion of Zenith National’s redeemable debentures ($20.0)). In 2010, the company received net proceeds of $199.8 related to the issuance of subordinate voting shares and $701.2 of net proceeds related to the issuance of Series I (par value Cdn$300), Series G (par value Cdn$250.0) and Series E (par value Cdn$200) preferred shares. In 2011, the company paid common share dividends of $205.9 (2010 —$200.8) and preferred share dividends of $51.5 (2010 — $31.4). Other cash used in financing activities of $77.9 in 2011 principally related to subordinate voting shares purchased for treasury ($26.0), the net repayment of subsidiary indebtedness (primarily related to First Mercury) ($41.9) and subordinate voting shares repurchased for cancellation ($10.0). Other cash used in financing activities of $54.1 in 2010 principally related to subordinate voting shares purchased for treasury ($26.8), subordinate voting shares purchase for cancellation ($16.8) and the net repayment of subsidiary indebtedness ($10.5).

Contractual Obligations

The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at December 31, 2011:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total
Provision for losses and loss adjustment expenses	4,092.0	4,897.4	2,911.0	5,331.8	17,232.2
Long term debt obligations – principal	90.6	192.4	470.2	2,339.7	3,092.9
Long term debt obligations – interest	194.6	367.4	330.9	843.2	1,736.1
Operating leases – obligations	63.3	103.6	70.4	129.5	366.8

	4,440.5	5,560.8	3,782.5	8,644.2	22,428.0

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 24 to the consolidated financial statements for the year ended December 31, 2011.

Lawsuit Seeking Class Action Status

For a full description of this matter, please see section (a) of “Lawsuits” in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2011.

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2011 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2011, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2011, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2011.

Significant Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises would be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. Accordingly, the company adopted IFRS effective January 1, 2011 and prepared its annual consolidated financial statements for the year ended December 31, 2011, including 2010 comparative information, using IFRS accounting policies. The company’s consolidated financial statements for the year ended December 31, 2011 are its first annual financial statements that comply with IFRS. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The company’s transition to IFRS was most affected by the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and future changes to IFRS as discussed below, the company’s IFRS accounting policies do not differ significantly from those previously applied under Canadian GAAP. The 2010 IFRS comparative financial statements used the same estimates in their preparation as those previously used in the consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

In concert with its transition to IFRS, the company early adopted the issued phases of IFRS 9 Financial Instruments as currently written (IFRS 9 is not mandatory until January 1, 2015) for the classification and measurement of financial assets and liabilities to simplify its accounting for financial instruments and streamline its conversion process. Under this standard, the company’s business model requires its investment portfolio to primarily be measured as at fair value through profit and loss (“FVTPL”), including for those investments previously classified as available for sale under Canadian GAAP. Retrospective application of IFRS 9 at the company’s transition date of January 1, 2010 resulted in $747.1 of net unrealized gains being transferred from accumulated other comprehensive income to retained earnings as described in note 30 to the consolidated financial statements for the year ended December 31, 2011. An exposure draft of limited modifications to IFRS 9 is expected in the second half of 2012.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are discussed below. New

FAIRFAX FINANCIAL HOLDINGS LIMITED

standards and amendments that have been issued but are not yet effective are described in note 3 to the consolidated financial statements for the year ended December 31, 2011.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and the publication date of a final standard remains to be determined. A revised exposure draft is expected in the second half of 2012. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but is not expected to be earlier than January 1, 2015. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Hedge accounting

The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010 with a proposed model that is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. The final standard is expected to be issued in the second half of 2012 with mandatory adoption expected to be January 1, 2015. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s equity, but may present opportunities for expanded application of hedge accounting in the future.

Leases

The IASB together with the U.S. FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. A revised exposure draft is expected in the second quarter of 2012. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The publication date of the final standard is yet to be determined, with mandatory adoption expected to be no earlier than January 1, 2015. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee and the Board of Directors on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011. The company’s management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2011.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company’s net earnings and financial condition. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and

FAIRFAX FINANCIAL HOLDINGS LIMITED

strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Investment Portfolio

Investment returns are an important part of the company’s overall profitability. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company’s financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Use of derivative instruments is governed by the company’s investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Economic Hedging Strategies

Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) to the consolidated financial statements for the year ended December 31, 2011.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition and results of operations. In the normal course of effecting its economic hedging strategies, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2011 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Recoverable from Reinsurers section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s net earnings and financial condition.

The strategies and performance of operating companies are regularly assessed by the company’s CEO, Board of Directors and senior management. An annual strategic planning process is conducted where key strategic initiatives at the operating companies are determined, including the alignment of those strategies throughout the organization.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce prices, the company’s operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2011 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011, the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide has resulted in higher costs for reinsurance protection in 2012, particularly for those risks exposed to catastrophes, and this trend is expected to continue in the future. The company also expects the significant losses sustained by reinsurers may also increase the cost of reinsurance protection on non-property risks. Each of the company’s subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company’s operations are conducted through its subsidiaries, none of the subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland, the United Kingdom, Poland, Hong Kong, Singapore, Malaysia and Brazil and is affected by the subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Liquidity section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2011. The credit facility contains various covenants that place restrictions on, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. Such changes could adversely affect the financial results of the company’s subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see section (a) of “Lawsuits” in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2011.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 45.0% of the voting power of outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company’s presentation currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company’s operating results. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Reliance on Distribution Channels

The company transacts business with a large number of independent brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the consolidated balance sheets originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. It is essential that the fair

FAIRFAX FINANCIAL HOLDINGS LIMITED

value of the acquired entity continue to exceed its carrying value for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company’s U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiary contributes to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company’s operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company’s computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company’s facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2011(1)
Revenue	1,573.5	1,755.0	3,322.9	823.6	7,475.0
Net earnings (loss)	(239.5)	83.6	974.5	(770.8)	47.8
Net earnings (loss) attributable to shareholders of Fairfax	(240.6)	83.3	973.9	(771.5)	45.1
Net earnings (loss) per share	$(12.42)	$3.43	$47.17	$(38.47)	$(0.31)
Net earnings (loss) per diluted share	$(12.42)	$3.40	$46.73	$(38.47)	$(0.31)
2010(1)
Revenue	1,985.1	1,394.1	1,926.6	661.5	5,967.3
Net earnings	419.3	22.9	388.9	(493.1)	338.0
Net earnings (loss) attributable to shareholders of Fairfax	418.4	23.7	388.1	(494.4)	335.8
Net earnings (loss) per share	$20.47	$0.88	$18.53	$(24.77)	$14.90
Net earnings (loss) per diluted share	$20.38	$0.87	$18.44	$(24.77)	$14.82
2009(2)
Revenue	1,279.4	1,735.5	2,213.4	1,407.3	6,635.6
Net earnings (loss)	(39.6)	321.5	625.6	83.2	990.7
Net earnings (loss) attributable to shareholders of Fairfax	(60.4)	275.4	562.4	79.4	856.8
Net earnings (loss) per share	$(3.55)	$15.65	$31.04	$1.66	$43.99
Net earnings (loss) per diluted share	$(3.55)	$15.56	$30.88	$1.65	$43.75

(1)	IFRS basis.
(2)	Canadian GAAP basis.

Notwithstanding catastrophe losses of $1,020.8 in one of the worst catastrophe years on record (compared to catastrophe losses of $331.4 in 2010), the company’s investment results allowed it to basically break even in 2011 with its book value being essentially unchanged. The loss in the fourth quarter of 2011 arose principally from underwriting losses of $292.8 (relative to underwriting losses of $35.3 in 2010), primarily as a result of large catastrophe claims and from net mark-to-market investment losses, included in net losses on investments of $914.9 (compared to net investment losses of $887.9 in the fourth quarter of 2010), primarily as a result of non-correlation between the performance of the company’s equities and its equity-related hedges, which the company believes will reverse in future periods.

Operating results at the insurance and reinsurance operations continue to be affected by difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

As at March 9, 2012 Fairfax had 19,603,073 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,351,843 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2011, 2010 and 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2011
High	416.48	399.75	407.00	442.00
Low	346.00	359.70	360.02	386.00
Close	366.50	386.00	401.79	437.01
2010
High	410.32	409.57	425.25	420.97
Low	356.25	362.80	389.00	395.00
Close	381.90	389.88	419.00	408.99
2009
High	404.00	329.99	416.40	417.35
Low	272.38	275.95	281.79	364.00
Close	326.00	292.00	397.73	410.00

The table that follows presents the New York Stock Exchange high, low and closing U.S. dollar prices of subordinate voting shares of Fairfax for each quarter of 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(US$)
2009
High	328.76	280.49	382.38	377.14
Low	211.01	237.16	241.50	343.00
Close	260.50	249.49	370.73	354.50

(1)	On December 10, 2009, Fairfax’s subordinate voting shares were voluntarily delisted from the New York Stock Exchange.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Short Form Base Shelf Prospectus dated December 10, 2010 (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.